7/12

04035375

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Landesbank Rheinland Pfalz

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 12 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4930

FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 7/12/04

LRP 2003

STRONG PERFORMANCE


LRP

ANNUAL REPORT

Development of operating profit
LRP Group

€ millions

- ■ Operating profit before risk provisions
- Operating profit after risk provisions
- Net income for the year
- Distribution



250
200
150
100
50
0

Long-term ratings	
Moody's	**Aa1**
Standard & Poor's	**AA**
Fitch	**AAA**
Japan Credit Rating Agency	**AAA**

Pfandbrief ratings	
Moody's	**Aaa**
Standard & Poor's	**AAA**

Business volume
LRP Group

€ billions

- *Other assets*
- Securities
- ■ Claims



1999
2000
2001
2002*
2003
80
70
60
50
40
30
20
10
0

	%
Return on Equity	**13.9**
Cost-Income Ratio	**47.8**
Principle I Ratio	**12.0**
Total Capital Ratio (BIS)	**12.6**
Core Capital Ratio (BIS)	**7.3**

Key figures for the past five years
LRP Group

€ millions

	1999	2000	2001	2002*	2003
Business volume	70,519	71,158	77,513	75,670	**73,680**
Total assets	60,194	63,871	69,809	65,801	**65,566**
Claims	37,860	39,154	44,284	42,141	**42,670**
Securities	18,558	20,863	21,511	19,546	**19,069**
Liabilities	31,738	29,972	32,847	29,129	**28,188**
Certificated liabilities	22,121	27,330	29,959	29,537	**30,164**
Total capital funds	2,480	2,610	3,030	3,255	**3,270**
Operating profit	178	193	157	144	**192**
Net income for the year	78	96	100	75	**90**
Employees (annual average)	2,053	1,998	2,034	1,961	**1,942**

*) 2002 figures adjusted due to the deconsolidation of WIB


10
8
6
4
2
0
DAX 30
Dow Jones 30
(table in thousands)
Yield of federal government bonds ("Bunds")
with a maturity of ten years
(table in %)
79
81
83
85
87
89
91
93
95
97
99
01
03
1,40
1,30
1,20
1,10
1,00
0,90
0,80
0,70
0,60
0,50
Euro in US-dollars

Long-term development of capital market rates

LRP Landesbank Rheinland-Pfalz

The Managing Board

Girozentrale

Mainz, 24 May 2004

Ladies and Gentlemen,
dear business partners,

To complement our annual report 2003, which is available now and has been adopted by the Guarantors' Meeting and the Supervisory Board of LRP during their meeting on 24 May 2004, we wish to inform you of the current developments.

Satisfactory development during the first quarter

The development of LRP Group's business volume and earnings has been satisfactory overall during the first quarter of fiscal 2004. Growth in new business, particularly in the business segments Corporates and Real Estate Customers, increased the business volume by 1.9 % or € 1.4 billion, respectively, to € 75.1 billion. Due to stable operative income, a moderate development of general administrative expenses and further reduced risk expenses, the first quarter operating profit exceeded the comparative values of the previous year and the target figures on a pro rata basis. The budgeted figures for the current business year are based on the Managing Board's objective to generate a profit at least on the previous year's level.

New ownership structure to aim for

The bodies of the Bank have unanimously adopted the resolution to take over the stake held by WestLB (37.5 %) in the share capital of LRP by way of collection, subject to the agreement of the shareholders' bodies, thus increasing the stake held by the Savings Banks and Giro Association of Rheinland-Pfalz from 50 % to 80 % and the stake of LBBW from as yet 12.5 % to 20 %.

Subsequently, taking into account the perpetual silent participation of the State of Rheinland-Pfalz of € 300 million and the strengthened reserves after allocation of net income to reserves, equity capital ratios will be as follows: the total capital ratio (BIS) will reach 11.9 % and the core capital ratio (BIS) 7.1 %.

Furthermore, the bodies of the Bank have taken note of the present state of negotiations regarding the reorientation of LRP Group. Considering all requirements including the needs of the savings banks partnership and the expectations of the state governments, the parties involved intend to develop an ownership structure and an appropriate business orientation for LRP enabling the Bank to continue its successful business policy also after the abolition of guarantor liability.

Change in leadership

The Guarantors' Meeting and the Supervisory Board complied with the request of Dr. h. c. Klaus G. Adam to resign prematurely from his office as Chairman of the Managing Board by terminating his contract already as of 31 December 2004, i.e. before the contractually stipulated date in spring 2005. Dr. Friedhelm Plogmann, has been appointed as his successor with effect from 1 January 2005. Werner Fuchs and Paul K. Schminke will remain members of the Managing Board.

We will keep you informed of the further developments.

Sincerely yours,

DR. H. C. KLAUS G. ADAM — DR. FRIEDHELM PLOGMANN — WERNER FUCHS — PAUL K. SCHMINKE

Chairman of the Supervisory Board:
Hans Otto Streuber

Chairman of the Guarantors' Meeting:
Heinrich Haasis

Managing Board:
Dr. h. c. Klaus G. Adam (Chairman)
Dr. Friedhelm Plogmann
Werner Fuchs
Paul K. Schminke

D-55098 Mainz, Grosse Bleiche 54-56
Telephone (+49 61 31) 13-01
Amtsgericht (local court)
Mainz HRA 3557

CONTENTS

The Managing Board

Dr. h. c. Klaus G. Adam
Chairman of the Managing Board

Responsibilities:
- Central Staff Units, Corporate Communications
- Group Steering and Control
- Legal
- Auditing
- Taxes

Werner Fuchs
Member of the Managing Board

Responsibilities:
- Savings Banks, Local Authorities, Bank Services
- Landes-Bausparkasse
- Credit Department Corporates, Structured Finance, Administration
- Credit Department Financial Institutions, Sovereigns, Trade Finance
- Real Estate Loans
- State Trust Agency









Dr. Friedhelm Plogmann
Vice Chairman of the Managing Board

Responsibilities:
- Personnel and Administration
- Organization and Information Technology
- Corporates, Financial Institutions, Sovereigns, Trade Finance
- Structured Finance

Paul K. Schminke
Member of the Managing Board

Responsibilities:
- Real Estate Clients
- Investment Banking
- Treasury
- Luxembourg Branch

Preface by the Managing Board

Ladies and Gentlemen, dear business partners,

The year 2003 confronted all of us with special challenges. The political reforms – which are right with regard to their objectives but insufficient with regard to their implementation – failed to mitigate the effects of the weak economy. The banking sector's risk-bearing capacity was again tested to its limits. The IMF and the German Bundesbank have been unanimous in saying that the traditional competition model of the German banking sector, which comprises private, cooperative and public-law banks, has proven to be resistant to such a crisis.

In this difficult market environment, we were nevertheless able to surpass the ambitious targets we had set ourselves for fiscal 2003. At € 90 million, net income for the year after taxes reached a satisfactory level. Income-oriented, selective new business, reduced expenses and our increased core capital additionally helped us improve our key figures significantly. We were both cautious and determined in using our market opportunities in a risk-conscious manner, thus further strengthening the financially solid foundation on which we will shape our future.

The joint liability scheme that has been further refined for the savings banks and the Landesbanks means that important decisions have been taken for the future. Our shareholders will now examine all available options regarding the shareholder structure and the business orientation of our Bank. In this process, they will benefit from our active support and the assistance of the government of Rheinland-Pfalz. Due to the swift decision-making process that has been initiated and our sustainable performance and profitability, we expect to obtain an "A" category rating also after the abolition of guarantor liability.

Together with our competent and motivated employees, we will continue to work towards the success of our clients and business partners in cooperation with the savings banks in Rheinland-Pfalz.

Yours sincerely,

Dr. h.c. Klaus G. Adam | Dr. Friedhelm Plogmann | Werner Fuchs | Paul K. Schminke

Strong performance:

improve key financial ratios

Financial Highlights

Operating Profit	€ 191.7 m	(+ 34 %)
Net Income for the Year	€ 90.0 m	(+ 20 %)
Return on Equity	13.9 %	(+ 17 %)
Cost-Income Ratio	47.8 %	(- 7 %)
Total Capital Ratio (BIS)	12.6 %	(+ 6 %)
Core Capital Ratio (BIS)	7.3 %	(+ 20 %)

Statement of Financial Condition of LRP and the Group


5
4
3
2
1
0
-1
United States
Euro-zone
Germany

Growth rate of
gross domestic product (GDP)
%

Economy Bottoming out

While the world economy was slowed down by the preparations for the war on Iraq at the beginning of the year, economic recovery was slow in coming also after the surprisingly quick military success. An upward trend set in only in the second half of the year, starting in the USA and gradually also reaching the German and European industrial sectors through a pick-up in foreign demand. While the resulting improvement in the business climate and in private consumption helped stabilize the economy, it did not lead to a sustainable upswing. Accordingly, unemployment continued to increase in 2003 and the previous year's extremely high number of bankruptcies rose even further. The ongoing discussion about the state of public finance and the necessary reforms also had a dampening effect. In such an environment, Germany's gross domestic product reached the previous year's level only just. The euro-zone's growth rate declined to 0.5 %.

With a view to preventing the downward trend in the economy from intensifying and avoiding possible risks of deflation, the US Central Bank lowered its key rates to a historic low of 1.0 % at the end of June. The European Central Bank was equally concerned about the economic development and cut its main refinancing rates in two steps from 2.75 % to 2.0 % in the first half of the year. The ongoing debate about deflationary risks led to a strong decline in capital market yields, which was followed by an increase from mid-year as the economic outlook brightened. Share prices had left their March lows already before this and continued to point upwards until the end of the year.


1999
2000
2001
2002*
2003
20
15
10
5
0

Return on Equity
LRP Group
%

* 2002 figures adjusted due to the deconsolidation of WIB


1999
2000
2001
2002*
2003
56
54
52
50
48
46
44

Cost-Income Ratio
LRP Group
%

* 2002 figures adjusted due to the deconsolidation of WIB

Strong Increase in LRP Group Profit

Against the background of the adverse factors affecting the economy and the banking sector, the LRP Group's clearly improved profit may be called satisfactory. This is not least reflected in the positive development of our key figures, which clearly exceeded the ambitious targets we had set ourselves for the financial year 2003. The return on equity increased to 13.9 %, while the cost-income ratio was reduced to 47.8 %. The core capital ratio reached 7.3 % and the total capital ratio (BIS) for international banks amounted to 12.6 % on the balance sheet date.

The results of Landes-Bausparkasse Rheinland-Pfalz (LBS) are consolidated in the Group's 2003 financial statements. It is shown as a separate business division and prepares separate financial statements. The statement of financial condition illustrates the Group's development. The attached tables show the corresponding figures for the development of the Bank's business volume and earnings.

The following companies have been fully consolidated in the Group's financial statements:

- LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg,
- LB Rheinland-Pfalz Finance B.V., Amsterdam,
- Meridian Vermögensverwaltungsgesellschaft mbH, Mainz,
- LRP Capital GmbH, Mainz.

Westdeutsche ImmobilienBank Group (WIB), Mainz, was sold with effect from 1 January 2003, and is therefore no longer consolidated in the LRP Group's financial statements. A detailed description of the effects of the deconsolidation of this former subsidiary is provided in the notes to the financial statements.

Statement of Income of the Group

	31 Dec. 2003	31 Dec. 2002*	Changes
	€ millions	€ millions	%
Net interest income	**385.6**	387.7	- 0.5
Net commission income	**82.1**	69.1	18.8
Net income from trading activities	**15.3**	0.4	> 100
General administrative expenses	**235.2**	237.9	- 1.1
Other operating expenses/income	**9.4**	7.0	34.3
Operating profit before risk provisions/ adjustments	**257.2**	226.3	13.7
Risk provisions/adjustments	**65.5**	82.8	- 20.9
Operating profit	**191.7**	143.5	33.6
Extraordinary expenses	**11.5**	15.8	- 27.2
Taxes on income and revenues	**59.6**	22.1	> 100
Distribution for silent participations	**30.6**	30.6	0.0
Net income for the year	**90.0**	75.0	20.0

* 2002 figures adjusted due to the deconsolidation of WIB

Operating Income up by just under 14 %

The Group's net interest income remained stable at € 385.6 million (previous year € 387.7 million), even though the result was affected not only by reduced contributions from maturity transformation and moderate volume growth but also by a further increase in funding costs.

In the financial statements for 2003, the distribution for silent participations is no longer deducted from net interest income but reported separately in the item in which transferred profits are shown. This accounting method complies with the regulations of the joint liability scheme of the German savings banks organization.

Net commission income rose by approx. 18.8 % to € 82.1 million (previous year € 69.1 million). The continued decline in income from securities transactions was offset by clearly improved income from lending activities.

Statement of Income of the Landesbank

	31 Dec. 2003	31 Dec. 2002	Changes
	€ millions	€ millions	%
Net interest income	**337.7**	342.3	- 1.3
Net commission income	**67.6**	56.1	20.5
Net income from trading activities	**17.2**	- 11.6	-
General administrative expenses	**210.5**	214.7	- 2.0
Other operating expenses/income	**6.0**	6.9	- 13.0
Operating profit before risk provisions/ adjustments	**218.0**	179.0	21.8
Risk provisions/adjustments	**44.5**	74.7	- 40.4
Operating profit	**173.5**	104.3	66.3
Extraordinary result	**11.5**	15.8	- 27.2
Taxes on income and revenues	**51.8**	9.4	> 100
Distribution for silent participations	**30.6**	30.6	0.0
Net income for the year	**79.6**	48.5	64.1

Net income from trading activities surged to € 15.3 million (previous year € 0.4 million) in 2003, with all trading units contributing to this increase. At € 8.5 million, trade in interest rate products made the strongest contribution. Income from foreign exchange transactions came in at € 3.9 million, while net income from equity trading reached € 2.9 million.

As in the previous year, general administrative expenses were reduced further in the past financial year, thanks to strict compliance with the already reduced budget targets and the additional measures initiated to reduce personnel and operating expenses. In line with our strategic medium-term target to cut 200 positions by the end of 2005 without involuntary redundancies, our headcount was reduced by 70 in the past fiscal year. The adjustment of the voluntary Christmas bonus paid to pensioners also had a positive effect.

Overall, these measures helped reduce general administrative expenses by 1.1 % to € 235.2 million, with personnel costs down 0.9 % to € 148.1 million and operating expenses including depreciation on fixed assets down 1.5 % to € 87.1 million.

After other operating expenses/income of € 9.4 million, the Group's operating income was up 13.7 % on the previous year to € 257.2 million (previous year € 226.3 million).

Strong Reduction in Risk Provisions

At € 65.5 million, net allocations to risk provisions and other adjustments were clearly reduced from the previous year's € 82.8 million, even though we maintained our conservative valuation policy. As in the past, provisions were established for all discernible risks. Net allocations to credit risk provisions amounted to € 70.9 million. Gross allocations to individual value adjustments totalled € 115.6 million and mainly reflected cyclically induced increased counterparty risks in Germany and abroad. Provisions for country risks declined moderately in 2003 and were established in the context of what is permissible under local tax law.

Profit up by one Third

Operating profit was up 33.6 % on the previous year's € 143.5 million to € 191.7 million. Extraordinary expenses in an amount of € 11.5 million comprised restructuring expenses for the migration of the securities business to LBBW Landesbank Baden-Württemberg, which was completed successfully in 2003, and further allocations to provisions for benefit payments to pensioners.

Tax expenses, which almost tripled in fiscal 2003, include the full provisions for tax risks resulting from the previous year's write-offs of the Bank's special funds to the lower going-concern value in the commercial and tax balance sheets. In December 2003, the legal regulations were reinterpreted to the effect that write-offs to the lower going-concern value on shares in stock funds are no longer acknowledged under tax law, so that corresponding provisions need to be established. As we consider the retroactive amendment of the law to be impermissible and, hence, unconstitutional, we intend to lodge an appeal.

Net Income for the Year up 20 %

Despite the clearly increased tax expenses of € 59.6 million and after deduction of the distribution for silent participations, the Group's net income for the year was up € 15.0 million on the previous year to € 90.0 million.

The Bank's net income amounted to € 79.6 million. Pursuant to the Bank's statutes, € 8.0 million were allocated in advance to its reserves, leaving € 71.6 million available. The proposal for the allocation of profits calls for € 16.0 million (6.0 %) to be distributed as a net dividend to the owners. € 55.6 million will be added to the Bank's reserves from retained earnings, while € 22.5 million were allocated to LRI's reserves in the individual financial statements.

Selective Management of the Business Volume

At € 65.6 billion (previous year € 65.8 billion), the Group's total assets were down slightly on the previous year due to currency effects and our continued selective lending policy. LRP accounted for approx. 88 % of consolidated total assets, thus dominating the development of the Group as a whole. As of the balance sheet date, the LRP Group's business volume amounted to € 73.7 billion (previous year € 75.7 billion), down 2.6 % on the previous year.

Selective Lending Policy

In the context of our risk- and return-oriented lending policy in the Group, we continued to offer bank loans to our clients. This was reflected in the development of the credit volume, which even increased by a moderate 0.4 % over the previous year to € 61.9 billion. Apart from loans and securitized claims, this also includes guarantees and irrevocable credit commitments. Claims on banks increased by 3.2 % to € 22.0 billion. At € 20.7 billion, claims on customers were down 0.8 % on the previous year. More than half of this amount, i.e. € 12.4 billion, were accounted for by public-sector and mortgage loans. Total exposure to the savings banks in Rheinland-Pfalz came to € 6.4 billion. Long-term loans with residual maturities of more than five years accounted for approx. one third of our loan portfolio.

Balance Sheet of the Group

	31 Dec. 2003	31 Dec. 2002*	Changes
	€ millions	€ millions	%
Assets			
Claims on banks	**21,968.3**	21,279.1	3.2
Claims on customers	**20,701.4**	20,861.4	- 0.8
Securities	**19,069.0**	19,545.5	- 2.4
Equity investments in non-affiliated companies	**421.7**	530.4	- 20.5
Trust assets	**2,003.8**	2,286.6	- 12.4
Other assets	**1,401.9**	1,297.8	8.0
Liabilities			
Liabilities to banks	**16,864.3**	19,532,6	- 13.7
Liabilities to customers	**11,324.0**	9,596.9	18.0
Certificated liabilities	**30,164.3**	29,537.4	2.1
Trust liabilities	**2,003.8**	2,286.6	- 12.4
Total capital funds	**3,270.1**	3,254.9	0.5
Other liabilities	**1,939.6**	1,592.4	21.8
Total assets	**65,566.1**	65,800.8	- 0.4
Contingent liabilities	**3,253.2**	5,218.3	- 37.7
Other commitments	**4,860.8**	4,651.3	4.5
Business volume	**73,680.1**	75,670.4	- 2.6

* 2002 figures adjusted due to the deconsolidation of WIB

Slightly Reduced Securities Portfolio

The Group's securities portfolio was reduced by another 2.4 % to € 19.1 billion for profitability reasons. The portfolio primarily comprised €-denominated fixed-rate securities with residual maturities of less than five years. On the balance sheet date, securities held in the investment portfolio totalled € 8.5 billion, securities held as liquidity reserve amounted to € 9.7 billion and the trading portfolio accounted for € 0.9 billion. On the balance sheet date, unrealized valuation reserves in the securities portfolio totalled € 365.6 million.

Balance Sheet of the Landesbank

	31 Dec. 2003	31 Dec. 2002	Changes
	€ millions	€ millions	%
Assets			
Claims on banks	**21,737.1**	20,706.9	5.0
Claims on customers	**19,577.2**	19,477.1	0.5
Securities	**12,626.3**	14,451.7	- 12.6
Equity investments in non-affiliated companies	**752.9**	851.7	- 11.6
Trust assets	**2,003.8**	2,286.6	- 12.4
Other assets	**1,273.6**	1,206.3	5.6
Liabilities			
Liabilities to banks	**12,855.2**	14,370.5	- 10.5
Liabilities to customers	**11,293.6**	9,525.7	18.6
Certificated liabilities	**27,033.4**	28,268.3	- 4.4
Trust liabilities	**2,003.8**	2,286.6	- 12.4
Capital funds	**3,059.5**	3,088.8	- 0.9
Other liabilities	**1,725.4**	1,440.4	19.8
Total assets	**57,970.9**	58,980.3	- 1.7
Contingent liabilities	**6,043.4**	4,896.9	23.4
Other commitments	**4,610.5**	4,351.5	6.0
Business volume	**68,624.8**	68,228.7	0.6

Securities classified as current assets, i.e. the trading portfolio and the liquidity reserve, are valued according to the strict lower of cost or market principle. Write-offs on securities held in the investment portfolio are limited to the repayment value. Write-ups are limited to the repayment value or the lower acquisition costs.

Issuing Activity Expanded

Our on-balance sheet business was funded by own issues as well as by liabilities to banks and customers. Certificated liabilities were the most important funding source in the year under review, increasing to € 30.2 billion. In line with our diversified funding strategy, we again placed a considerable portion of our new issues

Total Capital Funds (Group)

	31 Dec. 2003	31 Dec. 2002*	Changes
	€ millions	€ millions	€ millions
Subscribed capital			
a) Share capital	**265.9**	265.9	0.0
b) Silent participations	**452.5**	452.5	0.0
Reserves from retained earnings	**821.6**	726.4	95.2
Fund for general bank risks	**366.6**	366.6	0.0
Core capital	**1,906.6**	1,811.4	95.2
Subordinated liabilities	**825.5**	918.3	- 92.8
Profit participation capital	**454.4**	454.4	0.0
c) Equalizing items for shares of other shareholders	**0.0**	0.0	0.0
d) Group profit	**83.6**	70.8	12.8
Further elements of capital	**1,363.5**	1,443.5	- 80.0
Total capital funds	**3,270.1**	3,254.9	15.2

* 2002 figures adjusted due to the deconsolidation of WIB

in the international capital markets. Liabilities to banks decreased by 13.7 % to € 16.9 billion. Deposits made by the savings banks in Rheinland-Pfalz contained therein amounted to € 1.9 billion. Liabilities to customers increased by 18.0 % to € 11.3 billion.

Increased Capital Funds

In the year under review, the Group's total capital funds increased by € 15.2 million to € 3,270.1 million. The Group's core capital was up € 95.2 million on the previous year due to the increase in reserves from retained earnings; of this amount, € 34.7 million were attributable to the abolition of § 308 (3) of the German Commercial Code (HGB).

Subordinated liabilities, which represent further elements of LRP's capital, declined by € 92.8 million, exclusively due to currency effects.

On the balance sheet date, the liable capital funds as defined in the German Banking Act amounted to € 2,962 million. As in the previous years, we did not create any new valuation reserves for securities and real estate. Equity will amount to € 3,057 million following the formal adoption of the annual accounts.

On the balance sheet date, the Group's overall capital ratio according to Principle I of the German Banking Act stood at 12.0 %. The total capital ratio (BIS) calculated in accordance with the rules of the Bank for International Settlements amounted to 12.6 %.

Effective Controlling and Management of Risks

In the past fiscal year, we made great efforts to expand and optimize our controlling and management systems, with a view to preparing ourselves for the new regulatory requirements resulting from the Basle Capital Accord for Banks (Basle II) and the Minimum Requirements for the Lending Activities of Banks (MaK).

Scheduled to come into force at the end of 2006 and expected to be implemented by the German Banking Supervisory Authority, Basle II, which is a refined version of the existing Basle Capital Adequacy Regulations and is designed to promote and protect the stability of the international banking and financial system, requires long-term preparation. The necessary initiatives have been pooled in the Basle II and MaK projects, which are closely integrated and thus allow synergies in the implementation of the complex regulatory requirements to be used.

LRP aims to calculate the amounts required for capital backing using internal credit ratings (IRB approach). This aim requires early implementation of Basle II-compliant internal rating procedures. The ratings introduced in the financial year enable us to determine the counterparty risk of individual borrowers such as corporates, banks, investment banks, federal, regional and local governments, insurance companies, private investors and commercial real estate as well as country risks. Further rating procedures will be developed and refined, e.g. for leasing companies, leveraged finance and project finance, so that all material loan portfolios can be subjected to objectivated risk assessment using internal ratings.

The term **counterparty risk** denotes the risk of business partners failing to meet their obligations. These risks range from defaults due to bankruptcy, issuer's and counterparty risks to country risks resulting from currency transfer restrictions.

Ratings for individual borrowers, groups and, possibly, transactions are based on a number of historical and forward-looking factors. The weighting of the individual rating factors in the rating process is based on historical data and the future-oriented assessment of other factors such as a company's market position, competitive situation and the quality of its planning system and management. Classification in the individual risk categories is based on a standardized 21-step master scale.

Internal ratings serve to support decisions on the extension of loans and serve as the basis for numerous controlling tools. In the preliminary costing process, the rating, along with the maturity and collateral, is a key parameter for defining the terms and conditions. Limits for individual customers and groups as well as country limits are classified by ratings. The use of these limits as well as the use of the individual lines are determined automatically on a daily basis by aggregating the individual exposures from the different operational systems.

Risk classification of individual borrowers is reviewed at least once per year and adjusted immediately whenever there are indications of material changes at the borrower or in their immediate environment which affect the borrower's credit standing. Internal Auditing regularly reviews the proper allocation and monitoring of ratings. Any change in the rating will have an immediate effect on the volume of new business as well as on margins.

All information that is relevant for the rating is stored so that we can draw on a sufficiently long historical observation period in case of future modifications to the rating procedures. LRP and other banks have agreed to pool their data with a view to putting the required ongoing validation and updating of the rating procedures on a broader basis.

Group-wide country risk control is based on the net country risk exposure taking into consideration economic dependencies among individual borrowers as well as collateral and guarantees. The individual states are assigned country limits which, apart from the Bank's risk-bearing capacity, reflect both the country rating and the amount of the gross national product. This approach takes into account the risk aspects and the business potential at the same time.

The country risks are controlled by a country risk committee (LRC) which determines the country limits within a framework set by the Managing Board, monitors them on an ongoing basis and makes adjustments in the light of changes in terms of a country's creditworthiness or economic strength.

To quantify the risk of counterparty default at portfolio level, LRP uses an actuarial process that is integrated into our internal credit risk analysis system. Various figures such as the "expected loss" and the "value-at-risk" (VaR) are regularly calculated for the respective portfolio. In addition, key figures are broken down to the individual exposures in order to ensure early recognition of potential risk clusters as well as vertical risk concentrations in certain sectors of the economy and to take suitable counter-measures. The loan portfolio model is the basis for monitoring the loan portfolios with a view to the desired granularity and diversification while also facilitating the use of risk-reducing credit derivatives.

The value-at-risk calculations form the basis for the development of a risk-adjusted overall bank management system, which will provide an integrated overview not only of the default risks but also of the market and operational risks. In this context, expected and unexpected losses are compared in relation to the Bank's risk-bearing potential.

All conceivable risks were provided for through value adjustments on accounts receivable as well as on guarantees and letters of credit. In the year under review, the Group's risk provisions for individual and country risks amounted to € 444.6 million representing a decrease of 10.0 % against the preceding year. € 358.0 million thereof were related to individual risks and € 86.6 million to country risks. Additionally, the Group has set aside a general charge for bad and doubtful debt amounting to € 79.3 million. Calculated in accordance with the relevant tax regulations, the ratio of general provisions made for domestic business stood at 0.342 %.

The Group's overall loan loss ratio including guarantees and letters of credit calculated on the basis of direct write-offs and risk provisions used up amounted to 0.16 %.

Effective Group-Wide Market Risk Management

The Bank uses an integrated, cross-divisional software module based on an internal risk model to measure and control the market risks in the trading book and the investment book. The tailor-made model is based on the qualitative and quantitative demands made on a model to Principle I (§§ 34 to 36) and has received official regulatory approval for interest rate risks in the trading book. The value-at-risk is determined in the context of historical simulation based on a confidence level of 99 %, a holding period of one trading day and historical market price changes over a period of 250 trading days. Differentiated risk simulation is performed depending on the product type.

These controlling tools are used for all market price risks on a Group-wide basis. The system is subject to constant adjustment and optimization. Market requirements are continually assessed to identify the need for improvements, which are implemented in the context of an evaluation process for the introduction of new products in the Bank and, hence, for market risk management.

All risk-bearing positions are reassessed on a daily basis and charged to the risk limits. The risk limits have been derived from the Bank's risk-bearing capacity and defined for periods of one day and one year. Risk limits are assigned to the individual organizational units on the basis of the respective financial performance, which is measured using RORAC. Throughout the year, the limits are dynamically adapted to the trading performance in both positive and negative terms.

Market risks are interest rate, currency and other price risks, especially risks resulting from equities, equity derivatives and the related special options risks as well as funds.

RORAC Return on risk-adjusted capital: ratio of profit contributions to risk capital employed.


15
10
5
0
-5
-10
-15
-20
02.01.2003
27.01.2003
21.02.2003
18.03.2003
12.04.2003
07.05.2003
01.06.2003
26.06.2003
21.07.2003
15.08.2003
09.09.2003
04.10.2003
29.10.2003
23.11.2003
18.12.2003

Value-at-Risk (VaR) and backtesting results of the trading book

Bank

- VaR
- Clean Backtest

In the context of daily reporting, the Bank's decision-makers are informed about the limits and their changes, the value-at-risk, a standardized worst-case scenario, the financial and accounting results, allocated and residual risk capital and the risk-return ratio. This information is reported in aggregated form for the Group and broken down by relevant organizational units.

In our regular quarterly reports, the VaR data and the results are presented in detail over a period of time. These reports also include daily back-testing analyses, which measure the quality of the VaR model. In the clean backtesting process, the VaR amounts are compared with the calculated changes in value resulting from changes in market data. The VaR values are additionally compared with the accounting results (dirty backtesting) to determine the model's forecasting quality. In the graphic presentation, the daily VaR aggregated across all risk categories is compared with the daily backtesting results of the trading book.

In addition to daily VaR calculation, our positions are subjected to unusual market movements in the context of weekly simulations. Our stress scenario is based on a historical simulation, which uses market data since 1990, a holding period of ten days and a confidence level of 99.99 %. The worst-case scenario additionally assumes market changes that were not observed in the past but would generate extreme changes in value for our portfolio.

The table sums up the VaR as of year-end, the average VaR as well as net income from trading activities as of year-end. These values are broken down by risk categories.

Market risk potential and income from trading activities (LRP Group)

€ millions	Market risk potential at year-end 2003	2002	Average market risk potential 2003	2002	Net income or net expenses from trading activities 2003	2002
Trading transactions	**2.6**	2.4	**3.3**	5.1	**15.3**	1.6
- involving interest-related products	**1.6**	1.6	**2.4**	3.8	**8.5**	5.3
- involving currency-related products	**0.1**	0.2	**0.1**	0.6	**3.9**	0.7
- involving equities- and index-related products	**1.0**	0.5	**0.8**	0.7	**2.9**	- 5.6

Liquidity Requirements Fulfilled at all Times

The short-term and long-term cash management activities of our Treasury division ensure that all regulatory requirements on liquidity are met. The liquidity principle was complied with at all times. As per year-end, our liquidity ratio stood at 1.42 (regulatory minimum ratio 1.0). In addition to regulatory liquidity control, a strategic liquidity management system has been established in the Treasury division with a view to controlling liquidity risks. It comprises evaluations and scenario analyses and is constantly refined to ensure adequate information about the Bank's liquidity situation.

In accordance with Basle II, LRP defines **operational risks** as losses which may potentially be caused by human error, inappropriate internal processes or systems, or external events. While this category also includes legal risks, strategic and reputational risks are explicitly excluded from this category.

LRP has also defined product- and market-related limits to address the liquidity risk that a position entered in tight markets or markets subject to trading restrictions (low fungibility) cannot immediately be closed out at an appropriate price.

Refined Management and Controlling of Operational Risks

Operational risks, which are directly and inseparably linked to the business operations, have become increasingly complex. Accordingly, the Basle Capital Adequacy Requirements for Banks (Basle II) require operational risks to be managed separately and to be backed with separate operational risk capital.

In the past fiscal year, LRP adopted guidelines for the management of operational risks, which define the next steps, tasks and responsibilities. These include systematic documentation of losses and damages, Bank-wide introduction of risk profiles and the creation of a Bank-wide risk inventory as well as the definition of responsibilities in the process of managing operational risks.

To implement the advanced Basle requirements for operational risks and to measure operational risks using VaR figures, the Bank intends to use external anonymized data from a pool of loss/damage data. This anonymized data will also be used for benchmarking and scenario analyses.

Structured documentation of risk events, profiles and indicators is based on risk categories that match the requirements of the Basle consultation papers with some minor adjustments. Risk events provide information on the effectiveness of the risk management system and help assess the quality of the risk profiles and risk indicators. Standardized and individual online evaluations inform the Bank's management about the current risk situation at all times. The information thus obtained enable qualified decisions on the implementation of LRP's risk strategy for operational risks. Risks are managed and controlled on the basis of the web-based "ORC – Operational Risk Center" software co-developed to a large extent by LRP.

Risk-Oriented Audit Approach of the Internal Auditing Department

Our internal auditing department is an integral part of our risk monitoring system. To recognize potential weaknesses and undesirable developments early on, it audits all operating and business processes of the Bank and the Group independently of the respective processes, taking the extent and amount of recognizable risks into account.


20
10
0
-10
-20
-30

Once again, economic expectations in Germany slightly subdued
ifo business climate

- Situation
- Expectations

Outlook (Status 5 March 2004)

The overall economic environment continued to brighten at the beginning of 2004. Indicators suggested that the recovery of the global economy had become broader-based. This nurtured hopes that German exports would continue to expand and that domestic demand would receive stimulation from capital spending following three years of restraint which had led to a certain investment backlog. These expectations have been clouded, however, as the appreciation of the euro has affected the exports sector more strongly than expected and consumer spending has remained weak due to political uncertainty.

There is therefore a risk that the upswing in Germany will be further delayed. In particular, the wave of bankruptcies will subside only gradually so that the risks to the banking sector will remain high. Money and capital market rates will probably not increase before the later course of the year, if at all. Against the background of the more clouded economic outlook, the development in the equity markets will probably be moderate and characterized by high volatility.

We expect our core business segments to grow at appropriate rates in the current fiscal year against the background of unchanged risk and return requirements. Our aim is to generate a profit at least on a par with the previous year through the consolidation and selective expansion of our market presence as well as through strict cost management.

Our capitalization, profitability and cost coverage figures already fulfil the high requirements defined by the international rating agencies. Our shareholders will now examine all available options regarding the shareholder structure and the business orientation of our Bank. In this process, they will benefit from our active support and the assistance of the government of Rheinland-Pfalz.

In view of the decision-making process that has been initiated and the sustainable performance and profitability reflected in our balance sheet, we expect to obtain an "A" category rating after the abolition of guarantor liability.

Report of the Supervisory Board

Throughout the year under review, the Managing Board kept the Supervisory Board of Landesbank Rheinland-Pfalz and the committees composed of its members regularly informed on the business and overall development of the Bank and the Group. The Supervisory Board supervised the activities of the Managing Board according to the law and statutes and gave its approval to transactions where required. The Committees formed from within its ranks performed the tasks incumbent upon them.

During the year under review, Gernot Fischer, former Lord Mayor of Worms, as well Jürgen Sengera, Dr. Wolf-Albrecht Prautzsch, Dr. Johannes Ringel and Dr. Adolf Franke of WestLB AG, one of our owners, retired from the Supervisory Board.

As of 20 March 2003, the chairmanship of the Supervisory Board was transferred in rotation from Heinrich Haasis, President of the Savings Banks Association of Baden-Württemberg, to Hans Otto Streuber, President of the Savings Banks and Giro Association of Rheinland-Pfalz.

The 2003 annual accounts were audited by PwC Deutsche Revision Aktiengesellschaft/Wirtschaftsprüfungsgesellschaft, Frankfurt (Main), including the statement of financial condition. The annual accounts comply with the legal requirements. The statement of financial condition complies in full with the annual accounts. The certificate of audit was given without qualifications. The Supervisory Board has taken cognizance of the audit results. The Supervisory Board has also reviewed the annual accounts, the annual report of the Bank and the Group and the proposal concerning the allocation of profit. There are no objections to be raised pursuant to the final result of its examination. The Supervisory Board has approved the annual accounts and the annual report.

Of the Bank's net income for the year of € 79.6 million € 8.0 million has been allocated in advance to the reserves of LRP.

The Managing Board proposes, that the remaining net profit of € 71.6 million be allocated as follows:

1. € 55.6 million to the Bank's reserves from retained earnings.
2. € 16.0 million distributed as dividend to the Bank's shareholders.

The Supervisory Board approves the Managing Board's proposal regarding the allocation of the Bank's net profit.

The auditors have also audited the consolidated results and certified them without qualifications. The consolidated results have been brought to the attention of the Supervisory Board.

Mainz, 24 May 2004

Chairman of the
Supervisory Board

Hans Otto Streuber
President
Savings Banks and Giro Association of
Rheinland-Pfalz

Report of the Guarantors' Meeting

During the year under review, the Guarantors' Meeting performed its tasks in compliance with the laws and the Bank's statutes. It was kept regularly informed on the Bank's and the Group's situation, on general questions pertaining to the business policy and the strategic refocusing as well as on the Bank's equity investments.

During the past business year, the chairmanship of the Guarantors' Meeting was held by one of the shareholders, the Savings Banks and Giro Association of Rheinland-Pfalz represented by Hans Otto Streuber, President of the Savings Banks and Giro Association of Rheinland-Pfalz. As of 20 March 2003, the chairmanship of the Guarantors' Meeting was transferred in rotation to Heinrich Haasis, President of the Savings Banks Association of Baden-Württemberg.

In the year under review, Jürgen Sengera, Dr. Wolf-Albrecht Prautzsch, Dr. Johannes Ringel, Dr. Adolf Franke and Günter Haas resigned from the Guarantors' Meeting.

By resolution of 24 May 2004 the Guarantors' Meeting adopted the annual accounts of the Bank and the consolidated accounts for 2003, and approved the allocation of profits as proposed by the Managing Board. The actions of the Managing Board and the Supervisory Board during the 2003 business year were formally ratified.

Mainz, 24 May 2004

Chairman of the
Guarantors' Meeting

Heinrich Haasis
President
Savings Banks Association
of Baden-Württemberg

Our 2003 Financial Statements reflect the sustainable performance and profitability of LRP Group.

Financial Statements

Landesbank Rheinland-Pfalz – Group –

including

Segment Reporting

Cash Flow Statement

Statement of Shareholders' Equity

Landesbank Rheinland-Pfalz

Balance Sheet of the Group as at 31 December 2003

Assets

						31 Dec. 2002
			€ thousands	€ thousands	**€ thousands**	€ thousands
Cash reserve						
a) cash on hand				2,854		2,399
b) balances with central banks				53,194		135,635
including: with Deutsche Bundesbank	€ thousands	21,078				98,604
c) balances on postal giro accounts				41		23
					56,089	138,057
Claims on banks						
a) payable on demand				1,317,097		2,213,596
b) other				20,651,233		19,453,481
					21,968,330	21,667,077
including: building loans of Landes-Bausparkasse	€ thousands	0				395
Claims on customers					**20,701,404**	23,930,079
including: secured by mortgages	€ thousands	3,707,064				4,295,029
loans to public authorities and entities organized under public law	€ thousands	8,674,868				8,928,150
building loans of Landes-Bausparkasse	€ thousands	1,964,107				1,953,299
Bonds and other fixed-rate securities						
a) money market instruments						
– of other issuers				259,694		58,377
b) bonds and notes						
ba) of public issuers			2,164,838			2,487,961
including: eligible as collateral for Deutsche Bundesbank advances	€ thousands	1,463,090				1,930,396
bb) of other issuers			15,512,119			16,232,420
including: eligible as collateral for Deutsche Bundesbank advances	€ thousands	10,321,800				11,302,624
				17,676,957		18,720,381
c) bonds and notes issued by the Bank				472,647		578,659
					18,409,298	19,357,417
principal amount	€ thousands	454,858				559,384
Shares and other non-fixed-rate securities					**659,742**	557,765
Equity investments in non-affiliated companies					**417,122**	441,742
including: banks	€ thousands	50,382				55,382
financial services institutions	€ thousands	155				250
associated companies	€ thousands	21,236				32,496
Equity investments in affiliated companies					**4,538**	5,107
including: financial services institutions	€ thousands	127				127
Trust assets					**2,003,796**	2,289,310
including: trust loans	€ thousands	2,003,796				2,289,310
Equalization claims on public authorities and entities including bonds and notes issued in substitution thereof					**0**	4,857
Intangible assets					**0**	13,031
Fixed assets					**153,202**	159,499
Other assets					**1,052,498**	997,202
Deferred items					**140,033**	85,825
Total assets					**65,566,052**	69,646,968

The previous year's figures shown in the consolidated financial statements of LRP Group contain the figures of the WIB Group. A condensed version of the balance sheet of LRP Group excluding the figures of the WIB Group is included in the notes to the financial statements.

Liabilities

				31 Dec 2002
	€ thousands	€ thousands	**€ thousands**	€ thousands
Liabilities to banks				
a) payable on demand		829,178		2,122,546
b) with agreed maturity or period of notice		16,032,456		19,462,723
c) savers' deposits of Landes-Bausparkasse		2,638		9,864
			16,864,272	21,595,133
Liabilities to customers				
a) savings deposits and savers' deposits of Landes-Bausparkasse				
aa) savers' deposits of Landes-Bausparkasse	1,983,316			1,784,007
ab) savings deposits with agreed period of notice of three months	7,323			7,793
ac) savings deposits with agreed period of notice of more than three months	1,375			1,528
		1,992,014		1,793,328
b) other liabilities				
ba) payable on demand	2,549,590			1,508,116
bb) with agreed maturity or period of notice	6,782,420			6,502,547
		9,332,010		8,010,663
			11,324,024	9,803,991
Certificated liabilities				
a) bonds and notes issued by the Bank		25,756,046		26,516,940
b) other certificated liabilities		4,408,272		4,461,120
			30,164,318	30,978,060
Trust liabilities			**2,003,796**	2,289,310
including: trust loans € thousands 2,003,796				2,289,310
Other liabilities			**1,181,388**	936,896
Deferred items			**189,367**	157,505
Provisions				
a) for pensions and similar obligations		314,006		307,039
b) for tax reserves		119,225		66,593
c) other		135,016		134,930
			568,247	508,562
Fund for building society requirements			**575**	639
Special item with partial reserve character			**0**	19,176
Subordinated liabilities			**825,433**	965,347
Profit participation capital			**454,400**	509,650
including: with a maturity of less than two years € thousands 66,570				66,570
Fund for general bank risks			**366,600**	366,600
Equity capital				
a) subscribed capital				
aa) share capital	265,872			265,872
ab) silent participations	452,503			452,503
		718,375		718,375
b) reserves from retained earnings				
ba) reserves required by the Bank's statutes	99,530			91,809
bb) other reserves	722,089			634,577
		821,619		726,386
c) equalizing items for shares of other shareholders				
ca) share of capital	0			427
cb) share of profit	0			98
		0		525
d) Group profit		83,638		70,813
			1,623,632	1,516,099
Total liabilities			**65,566,052**	69,646,968
Contingent liabilities				
– liabilities from guarantees and indemnity agreements			**3,253,205**	5,325,383
Other commitments				
– irrevocable credit commitments			**4,860,781**	5,112,409

Statement of Income of the Group
1 January to 31 December 2003

							31 Dec. 2002
			€ thousands	€ thousands	**€ thousands**	€ thousands
Interest earned from						
a) lending and money market transactions			1,573,742			1,936,142
including: Landes-Bausparkasse						
savers' building loans	€ thousands	39,418				41,819
advance and bridging financing	€ thousands	60,267				58,248
other building loans	€ thousands	9				16
b) fixed-rate securities and book-entry securities			588,187			780,380
				2,161,929		2,716,522
Interest paid				1,824,589		2,380,469
including: interest of savers' deposits of Landes-Bausparkasse	€ thousands	51,583				45,337
					337,340	336,053
Current income from						
a) shares and other non-fixed-rate securities				37,986		34,472
b) equity investments in non-affiliated companies				6,218		36,830
c) equity investments in affiliated companies				3,732		199
d) equity investments in associated companies				130		654
					48,066	72,155
Income from profit pooling, profit transfer or partial profit transfer agreements					**176**	3
Commission income				140,438		134,335
including: Landes-Bausparkasse						
from entering into and arrangement of Landes-Bausparkasse savings contracts	€ thousands	18,001				14,059
from loan arrangement after allotment	€ thousands	5,255				5,234
Commission expenditure				58,309		63,044
including: from entering into and arrangement of Landes-Bausparkasse savings contracts	€ thousands	27,742				21,783
					82,129	71,291
Net income from trading activities					**15,315**	1,588
Other operating income					**15,876**	20,270
Income from reversal of special item with partial reserve character					**0**	8,478
General administrative expenses						
a) personnel costs						
aa) wages and salaries			107,596			109,959
ab) compulsory social security contributions and expenses for pensions and other employee benefits			46,004			66,213
				153,600		176,172
including: for pensions	€ thousands	26,365				39,928
b) other administrative expenses				71,902		81,654
					225,502	257,826
Depreciation and value adjustments on intangible and tangible assets					**15,222**	18,878
carried forward:					**258,178**	233,134

				31 Dec. 2002
	€ thousands	€ thousands	**€ thousands**	€ thousands
carried forward:			**258,178**	233,134
Other operating expenses			**6,466**	6,499
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions			**70,752**	367,743
including: allocation to the fund for general bank risks € thousands 0				216,600
Income from write-ups to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets			**7,572**	270,750
Expenses from assumption of losses			**2,306**	1,897
Profit or loss on ordinary activities			**186,226**	127,745
Extraordinary expenses			**6,011**	0
Taxes on income and revenues			**59,590**	22,120
Profits transferred under profit pooling, profit transfer or partial profit transfer agreements			**30,625**	30,625
Net income for the year			**90,000**	75,000
Profit brought forward from the previous year			**1,597**	952
			91,597	75,952
Allocation of net income to reserves				
– reserves required by the Bank's statutes			**7,959**	5,041
			83,638	70,911
Profit attributable to *shareholders outside the Group*			**0**	98
Profit			**83,638**	70,813

Balance Sheet of the Landesbank as at 31 December 2003

Assets

						31 Dec. 2002
			€ thousands	€ thousands	**€ thousands**	€ thousands
Cash reserve						
a) cash on hand				1,212		1,725
b) balances with central banks				47,369		117,797
including: with Deutsche Bundesbank	€ thousands	21,078				95,674
c) balances on postal giro accounts				11		12
					48,592	119,534
Claims on banks						
a) payable on demand				1,326,242		1,906,072
b) other				20,410,843		18,800,804
					21,737,085	20,706,876
including: building loans of Landes-Bausparkasse	€ thousands	0				395
Claims on customers					**19,577,200**	19,477,067
including: secured by mortgages	€ thousands	3,707,064				3,694,499
loans to public authorities and entities organized under public law	€ thousands	8,169,399				7,487,571
building loans of Landes-Bausparkasse	€ thousands	1,964,107				1,953,299
Bonds and other fixed-rate securities						
a) money market instruments						
- of other issuers				259,694		58,377
b) bonds and notes						
ba) of public issuers			1,575,915			1,957,740
including: eligible as collateral for Deutsche Bundesbank advances	€ thousands	1,190,859				1,580,162
bb) of other issuers			9,940,825			11,629,173
including: eligible as collateral for Deutsche Bundesbank advances	€ thousands	7,491,062				9,070,163
				11,516,740		13,586,913
c) bonds and notes issued by the Bank				362,481		415,121
					12,138,915	14,060,411
principal amount	€ thousands	350,986				402,333
Shares and other non-fixed-rate securities					**487,362**	391,328
Equity investments in non-affiliated companies					**404,478**	504,993
including: banks	€ thousands	50,382				151,249
associated companies	€ thousands	16,694				16,694
Equity investments in affiliated companies					**348,424**	346,692
including: banks	€ thousands	333,290				334,308
Trust assets					**2,003,796**	2,286,573
including: trust loans	€ thousands	2,003,796				2,286,573
Fixed assets					**141,696**	131,644
Other assets					**1,002,744**	893,564
Deferred items					**80,650**	61,626
Total assets					**57,970,942**	58,980,308

Liabilities

				31 Dec. 2002
	€ thousands	€ thousands	**€ thousands**	€ thousands
Liabilities to banks				
a) payable on demand		788,926		2,032,916
b) with agreed maturity or period of notice		12,063,661		12,327,720
c) savers' deposits of Landes-Bausparkasse		2,638		9,864
			12,855,225	14,370,500
Liabilities to customers				
a) savings deposits and savers' deposits of Landes-Bausparkasse				
aa) savers' deposits of Landes-Bausparkasse	1,983,316			1,784,007
ab) savings deposits with agreed period of notice of three months	7,323			7,793
ac) savings deposits with agreed period of notice of more than three months	1,375			1,528
		1,992,014		1,793,328
b) other liabilities				
ba) payable on demand	2,317,342			1,306,230
bb) with agreed maturity or period of notice	6,984,261			6,426,171
		9,301,603		7,732,401
			11,293,617	9,525,729
Certificated liabilities				
a) bonds and notes issued by the Bank		22,625,143		23,807,130
b) other certificated liabilities		4,408,272		4,461,120
			27,033,415	28,268,250
Trust liabilities			**2,003,796**	2,286,573
including: trust loans € thousands 2,003,796				2,286,573
Other liabilities			**1,077,284**	826,256
Deferred items			**130,619**	143,920
Provisions				
a) for pensions and similar obligations		312,452		302,219
b) for tax reserves		79,726		43,586
c) other		113,189		107,158
			505,367	452,963
Provisions for building society requirements			**575**	639
Special item with partial reserve character			**11,520**	16,761
Subordinated liabilities			**825,433**	918,266
Profit participation capital			**454,400**	454,400
including: with a maturity of less than two years € thousands 66,570				66,570
Fund for general bank risks			**366,600**	366,600
Equity capital				
a) subscribed capital				
aa) share capital	265,872			265,872
ab) silent participations	452,503			452,503
		718,375		718,375
b) reserves from retained earnings				
ba) reserves required by the Bank's statutes	99,530			91,571
bb) other reserves	523,553			495,892
		623,083		587,463
c) profit		71,633		43,613
			1,413,091	1,349,451
Total liabilities			**57,970,942**	58,980,308
Contingent liabilities				
– liabilities from guarantees and indemnity agreements			**6,043,439**	4,896,901
Other commitments				
– irrevocable credit commitments			**4,610,459**	4,351,485

Statement of Income of the Landesbank
1 January to 31 December 2003

							31 Dec. 2002
			€ thousands	€ thousands	**€ thousands**	€ thousands
Interest earned from						
a) lending and money market transactions			1,419,052			1,620,733
including Landes-Bausparkasse:						
savers' building loans	€ thousands	39,418				41,819
advance and bridging financing	€ thousands	60,267				58,248
other building loans	€ thousands	9				16
b) fixed-rate securities and book-entry securities			342,426			525,290
				1,761,478		2,146,023
Interest paid				1,496,434		1,911,715
including: interest on savers' deposits of Landes-Bausparkasse	€ thousands	51,583				45,337
					265,044	234,308
Current income from						
a) shares and other non-fixed-rate securities				30,502		28,786
b) equity investments in non-affiliated companies				6,011		36,513
c) equity investments in affiliated companies				30,000		40,000
d) equity investments in associated companies				2,045		2,045
					68,558	107,344
Income from profit pooling, profit transfer or partial profit transfer agreements					**4,136**	670
Commission income				121,125		112,075
including Landes-Bausparkasse:						
from entering into and arrangement of Landes-Bausparkasse savings contracts	€ thousands	18,001				14,059
from loan arrangement after allotment	€ thousands	5,255				5,234
Commission expenditure				53,536		56,001
including: entering into and arrangement of Landes-Bausparkasse savings contracts	€ thousands	27,742				21,783
					67,589	56,074
Net income from trading activities					**17,242**	-11,601
Other operating income					**11,256**	9,985
Income from reversal of special item with partial reserve character					**5,241**	8,430
carried forward:					**439,066**	405,210

						31 Dec. 2002
			€ thousands	€ thousands	**€ thousands**	€ thousands
carried forward:					**439,066**	405,210
General administrative expenses						
a) personnel costs						
aa) wages and salaries			95,117			89,757
ab) compulsory social security contributions and expenses for pensions and other employee benefits			44,507			62,817
				139,624		152,574
including: for pensions	€ thousands	26,012				38,739
b) other administrative expenses				62,630		64,805
					202,254	217,379
Depreciation and value adjustments on intangible and tangible assets					**13,759**	13,154
Other operating expenses					**5,305**	3,091
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions					**55,897**	349,955
including: allocation to the fund for general bank risks	€ thousands	0				216,600
Income from additions to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets					**8,451**	268,850
Expenses from assumption of losses					**2,306**	2,023
Profit or loss on ordinary activities					**167,996**	88,458
Extraordinary expenses					**6,011**	0
Taxes on income and revenues					**51,768**	9,374
Profits transferred under profit pooling, profit transfer or partial profit transfer agreements					**30,625**	30,625
Net income for the year					**79,592**	48,459
Allocation of net income to reserves from retained earnings						
– reserves required by the Bank's statutes					**7,959**	4,846
Profit					**71,633**	43,613

The purpose of segment reporting is to provide information that makes it possible to characterize the profit and risk situation of individual business segments and geographic segments. The relevant disaggregated performance and portfolio figures used for this purpose are taken from internal profit center accounting, external accounting and LRP's reporting system. The segments are identified on the basis of the Group's internal organizational structure (mainly relating to customer and product groups), taking the respective individual opportunity and risk profiles into account.

LRP's primary report covers the following business segments:

- **Corporate and Public Finance**
  The "Corporate and Public Finance" segment is characterized by lendings to domestic and international corporations as well as leasing and factoring companies. The segment also covers public sector finance. The development of the segment's profits and volumes is mainly determined by the corporate finance activities, though.

- **Real Estate Banking**
  This segment covers financing of - mostly commercial - real estate in Germany (incl. syndicated loans), loans granted jointly with the savings banks in Rheinland-Pfalz as well as financing of foreign real estate for existing customers and syndicated finance for foreign clients lead-managed by third parties. Residential real estate is financed by Landes-Bausparkasse Rheinland-Pfalz.

- **Financial Institutions**
  This segment is responsible for the funding and investment business with the savings banks in Rheinland-Pfalz as well as the lending business with national and international banks and insurance companies.

- **Investment Banking/Treasury**
  This segment comprises the activities of the Investment Banking and Treasury units (Trading and Sales units, private banking, service, advisory, issuing and syndicated business).

Profit components which cannot be assigned directly to any of these segments or are attributable to decisions affecting the whole Group, the consolidation amounts at Group level and the reconciliation of internal profit center accounts, which are geared to financial/business criteria, to the respective Group accounts are shown under "Other/Consolidation/Reconciliation".

Segmentation by business segments
(primary reporting format)

€ millions
Net interest income
Net commission income
Net income from trading activities
General administrative expenses
Other operating income/expenses
Risk provisions/adjustments
Segment result
Assets
Liabilities
Risk positions
Allocated capital
%
Profitability of allocated capital
Cost-Income Ratio

Secondary reporting covers the geographic segments "Germany" and "Europe (excl. Germany)". The units of the Group were assigned to these segments using the country-of-incorporation principle.

Income and expenses were assigned to those segments in which they were generated or incurred. Net interest income is calculated using the current-interest-rate method taking into account an investment and financing performance determined on the basis of an imputed interest rate. General administrative expenses comprise both direct costs and overhead. Intra-Group transfers are charged at market terms. Risk provisions are in line with commercial law valuations. Risk positions (risk assets and market risk positions) per segment are shown in accordance with Principle I and form the basis for the allocation of equity capital. The profitability of a segment is determined by the relation between segment results and allocated regulatory capital. The Cost-Income Ratio is the quotient of general administrative expenses and the total of net interest and net commission income, net income from trading activities and other operating income/expenses.

LRP's segment report was prepared in accordance with the regulations of the German Accounting Standards Committee (Deutsches Rechnungslegungs Standards Committee e.V.) on segment reporting (DRS 3 and DRS 3-10). The figures for the previous year reflect the changes in the consolidated entity.

Corporate and Public Finance		Real Estate Banking		Financial Institutions		Investment Banking/ Treasury		Other/ Consolidation/ Reconciliation		Group	
2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
132.5	129.1	**103.0**	98.0	**50.5**	46.1	**96.9**	99.5	**2.7**	15.0	**385.6**	387.7
26.8	16.7	**3.7**	4.4	**11.6**	4.3	**25.2**	27.4	**14.8**	16.3	**82.1**	69.1
0.0	0.0	**0.0**	0.0	**0.0**	0.0	**15.3**	0.4	**0.0**	0.0	**15.3**	0.4
-46.6	-40.1	**-63.2**	-64.0	**-17.5**	-17.4	**-73.5**	-82.0	**-39.9**	-50.2	**-240.7**	-253.7
4.7	0.5	**-3.3**	-0.8	**0.0**	0.0	**0.2**	0.6	**7.8**	6.7	**9.4**	7.0
-66.6	-50.2	**-20.2**	-17.8	**15.9**	4.7	**22.5**	-64.3	**-17.1**	44.8	**-65.5**	-82.8
50.8	56.0	**20.0**	19.8	**60.5**	37.7	**86.6**	-18.4	**-31.7**	32.6	**186.2**	127.7
14,788.1	14,104.3	**6,546.2**	6,230.7	**16,564.3**	15,855.8	**26,517.5**	27,217.6	**1,150.0**	2,392.4	**65,566.1**	65,800.8
14,325.7	13,739.9	**6,332.0**	6,076.3	**16,383.3**	15,723.6	**26,517.5**	27,217.6	**730.3**	2,066.2	**64,288.8**	64,823.6
8,911.2	9,480.6	**4,128.6**	4,015.2	**3,487.9**	3,438.7	**3,028.0**	2,277.9	**5,070.3**	6,206.8	**24,626.0**	25,419.2
462.4	364.4	**214.2**	154.4	**181.0**	132.2	**-**	-	**419.7**	326.2	**1,277.3**	977.2
11.0	15.4	**9.3**	12.8	**33.4**	28.6	**-**	-	**-**	-	**14.6**	13.1
28.4	27.5	**61.1**	63.0	**28.2**	34.5	**53.4**	64.1	**-**	-	**47.8**	51.5

Segmentation by geographic regions (secondary reporting format)

	Germany		Europe (excl. Germany)		Other/ Consolidation/ Reconciliation		Group	
€ millions	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Profit before risk provisions/adjustments	**194.7**	149.4	**71.6**	73.3	**-14.6**	-12.2	**251.7**	210.5
Risk provisions/adjustments	**-37.9**	-119.5	**-10.5**	-8.1	**-17.1**	44.8	**-65.5**	-82.8
Segment result	**156.8**	29.9	**61.1**	65.2	**-31.7**	32.6	**186.2**	127.7
Assets	**53,682.3**	53,588.2	**10,733.8**	9,820.2	**1,150.0**	2,392.4	**65,566.1**	65,800.8
Liabilities	**53,000.4**	53,044.0	**10,558.1**	9,713.4	**730.3**	2,066.2	**64,288.8**	64,823.6
Risk positions	**15,408.2**	16,196.7	**4,147.5**	3,015.7	**5,070.3**	6,206.8	**24,626.0**	25,419.2
Allocated capital	**681.9**	544.2	**175.7**	106.8	**419.7**	326.2	**1,277.3**	977.2
%								
Cost-Income Ratio	**47.5**	54.5	**25.8**	24.9	**-**	-	**47.8**	51.5

Cash Flow Statement

The cash flow statement shows the changes in financial resources and the cash flows of the LRP Group broken down by operating activities, investing activities and financing activities. The cash holdings comprise the balance sheet items cash reserve and debt instruments issued by public institutions eligible for refinancing with central banks. No restraints on disposal apply.

The allocation of cash flows to operating activities is made according to the structure of profit on ordinary activities.

The cash flow from investing activities is mainly the result of proceeds and disbursements in conjunction with the sale or acquisition of financial or tangible assets.

Changes in cash from financing activities reflect the relations with the providers of equity capital.

The cash flow statement is prepared in accordance with the regulations of German Accounting Standard No. 2 (DRS 2), which is complemented by the bank-specific German Accounting Standard No. 2-10 (DRS 2-10).

Cash Flow Statement

	2003	2002
	€ millions	€ millions
Net income for the year (including minority interest) before extraordinary items	**96.0**	74.9
Non-cash items included in net income for the year and reconciliation with the cash flow from operating activities		
Write-downs, value adjustments and write-ups on loans, tangible assets and financial assets	**98.3**	389.0
Changes in provisions	**17.2**	12.7
Changes in other non-cash items	**4.5**	0.1
Profit from the disposal of financial assets and tangible assets	**- 23.8**	- 358.5
Other adjustments (balance)	**67.3**	- 363.2
Subtotal	**259.5**	- 245.0
Changes in assets and liabilities from operating activities		
Claims		
- on banks	**- 820.2**	- 1,785.3
- on customers	**99.4**	415.0
Securities (excl. financial assets)	**- 366.8**	- 53.5
Other assets from operating activities	**258.5**	165.9
Liabilities		
- to banks	**- 2,519.3**	- 571.4
- to customers	**1,577.6**	- 863.0
Certificated liabilities	**687.6**	916.8
Other liabilities from operating activities	**- 279.3**	- 150.8
Interest and dividends received	**2,188.6**	2,750.4
Interest paid	**- 1,745.3**	- 2,190.5
Extraordinary proceeds	**0.0**	0.0
Extraordinary disbursements	**- 6.0**	0.0
Taxes on income paid	**- 18.7**	- 22.1
Cash flow from operating activities	**- 684.4**	- 1,633.5
Proceeds from disposals of		
- financial assets	**3,370.9**	4,929.2
- tangible assets	**5.3**	1.8
Disbursements for investments in		
- financial assets	**- 2,727.3**	- 3,336.6
- tangible assets	**- 29.6**	- 21.3
Proceeds from the sale of consolidated companies and other business units	**87.9**	0.0
Disbursements for the acquisition of consolidated companies and other business units	**0.0**	0.0
Changes in cash from other investing activities (balance)	**0.0**	- 1.0
Cash flow from investing activities	**707.2**	1,572.1
Proceeds from additions to equity	**0.0**	0.0
Disbursements to company owners and minority shareholders		
- dividend payments	**- 16.0**	- 18.6
- other disbursements	**- 30.6**	- 30.6
Changes in cash from other capital (balance)	**- 58.2**	57.1
Cash flow from financing activities	**- 104.8**	7.9
Financial resources at the beginning of the period	**138.1**	191.6
Cash flow from operating activities	**- 684.4**	- 1,633.5
Cash flow from investing activities	**707.2**	1,572.1
Cash flow from financing activities	**- 104.8**	7.9
Changes in financial resources due to changes in exchange rates, the scope of consolidation and valuation	**0.0**	0.0
Financial resources at the end of the period	**56.1**	138.1

Statement of Shareholders' Equity

Statement of shareholders' equity of the LRP Group for the year 2003 pursuant to DRS 7

€ millions	Equity capital of the Group 31 Dec. 2002	Distribution	Transfer to/ withdrawal from reserves	Net income for the year	Changes within the consolidated Group	Other changes	Equity capital of the Group 31 Dec. 2003
Share capital	265.9						**265.9**
Silent participations	452.5						**452.5**
Capital reserve	0.0						**0.0**
Generated equity capital of the Group							
reserves from retained earnings	726.4		63.1		- 0.2	32.3	**821.6**
Group profit	70.8	16.0	- 63.1	90.0			**83.6**
Equity capital of LRP	1,515.6						**1,623.6**
capital	0.4					- 0.4	**0.0**
Group profit	0.1					- 0.1	**0.0**
Equity capital of minority shareholders	0.5						**0.0**
Equity capital of the Group 31 Dec.	1,516.1						**1,623.6**

Statement of shareholders' equity of the LRP Group for the year 2002 pursuant to DRS 7

€ millions	Equity capital of the Group 31 Dec. 2001	Distribution	Transfer to/ withdrawal from reserves	Net income for the year	Changes within the consolidated Group	Other changes	Equity capital of the Group 31 Dec. 2002
Share capital	265.9						**265.9**
Silent participations	452.5						**452.5**
Capital reserve	0.0						**0.0**
Generated equity capital of the Group							
reserves from retained earnings	646.7		81.3			- 1.6	**726.4**
Group profit	94.3	18.6	- 81.3	75.0			**70.8**
Equity capital of LRP	1,459.4						**1,515.6**
capital	0.4					0.0	**0.4**
Group profit	0.0					0.1	**0.1**
Equity capital of minority shareholders	0.4						**0.5**
Equity capital of the Group 31 Dec.	1,459.8						**1,516.1**

1. General

Landesbank Rheinland-Pfalz has prepared its unconsolidated and consolidated annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the Ordinance Regarding Accounting for Banks (Verordnung über die Rechnungslegung der Kreditinstitute).

The financial statements for the year of 31 December 2003 have been established in € and contain the figures for the Bank, including Luxembourg branch and also the figures for Landes-Bausparkasse Rheinland-Pfalz (LBS).

Consolidated in the financial statements of the Landesbank Group are:

- LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg,
- Meridian Vermögensverwaltungsgesellschaft mbH, Mainz,
- LB Rheinland-Pfalz Finance B.V., Amsterdam,
- Deutsche Anlagen-Leasing Group of Mainz, as an associated company,
- LRP Capital GmbH, Mainz.

Balance Sheet of the LRP Group 2002 excluding Westdeutsche ImmobilienBank (WIB)

Assets	Group including WIB	Group excluding WIB
€ millions	2002	2002
Cash reserve	138.1	135.0
Claims on banks	21,667.1	21,279.1
Claims on customers	23,930.1	20,861.4
Bonds and other fixed-rate securities	19,357.4	19,000.9
Shares and other non-fixed-rate securities	557.8	544.6
Equity investments in non-affiliated companies	441.7	525.9
Equity investments in affiliated companies	5.1	4.5
Trust assets	2,289.3	2,286.6
Equalization claims on public authorities and entities including bonds and notes issued in substitution thereof	4.9	0.0
Intangible assets	13.0	0.0
Fixed assets	159.5	143.9
Other assets	997.2	949.3
Deferred items	85.8	69.6
Total assets	**69,647.0**	**65,800.8**

Westdeutsche ImmobilienBank-Group of Mainz (WIB) is no longer consolidated in the financial statements of the Landesbank Group after its sale as of 1 January 2003. The impact of the deconsolidation of this previous subsidiary is explained in detail in section 3 of these notes.

Within the framework of the income recognition of the deconsolidation of Westdeutsche ImmobilienBank Group in the consolidated accounts, an additional expenditure of € 0.8 million resulting from the deconsolidation was determined. This amount corresponds to the net income for the year posted in the previous years.

Balance Sheet of the LRP Group 2002 excluding Westdeutsche ImmobilienBank (WIB)

Liabilities	Group including WIB	Group excluding WIB
€ millions	2002	2002
Liabilities to banks	21,595.1	19,532.6
Liabilities to customers	9,804.0	9,596.9
Certificated liabilities	30,978.1	29,537.4
Trust liabilities	2,289.3	2,286.6
Other liabilities	936.9	922.6
Deferred items	157.5	152.5
Provisions	508.6	497.5
Provisions for building society requirements	0.6	0.6
Special item with partial reserve character	19.2	19.2
Subordinated liabilities	965.3	918.3
Profit participation capital	509.7	454.4
Fund for general bank risks	366.6	366.6
Equity capital	1,516.1	1,515.6
Total liabilities	**69,647.0**	**65,800.8**
Contingent liabilities	5,325.4	5,218.3
Other commitments	5,112.4	4,651.3

Statement of Income of the Group 2002 excluding Westdeutsche ImmobilienBank (WIB)

	Group including WIB	Group excluding WIB
€ millions	2002	2002
Interest income	2,716.5	2,528.3
Interest expenses	2,380.5	2,213.6
Current income	72.2	73.0
Income from profit pooling, profit transfer or partial profit transfer agreements	0.0	0.0
Commission income	134.3	129.9
Commission expenditure	63.0	60.8
Net income from trading activities	1.6	0.4
Other operating income	20.2	10.4
Income from reversal of special item with partial reserve character	8.5	8.5
General administrative expenses	257.8	239.0
Depreciation and value adjustments on intangible and tangible assets	18.9	14.7
Other operating expenses	6.5	3.4
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions	367.7	358.3
Income from write-ups to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets	270.7	268.9
Expenses from assumption of losses	1.9	1.9
Profit or loss on ordinary activities	**127.7**	**127.7**
Taxes on income and revenues	22.1	22.1
Profits transferred due to profit pooling, profit transfer or partial profit transfer agreements	30.6	30.6
Net income for the year	**75.0**	**75.0**
Profit brought forward from the previous year	0.9	0.9
Allocation of net income to reserves	5.0	5.0
Profit attributable to shareholders outside the Group	0.1	0.1
Profit	**70.8**	**70.8**

The previous year's figures have not been adjusted in the following tables.

2. Accounting and Valuation Principles

Assets, liabilities and pending transactions were accounted for and valued in accordance with §§ 252 et seq. and §§ 340 et seq. of the HGB.

Claims on customers and on banks are shown with their principal amounts outstanding. Discounts on loans, which were retained at the disbursement of such loans, are spread over the term of the loan or over a shorter period for which an interest rate has been agreed upon.

In the case of discernible risks relating to claims on customers or on banks, specific provisions were established in the amount of the expected loss. In addition, general provisions were established for risks inherent in the portfolio of claims in amounts based on past experience.

Bills of exchange (drafts) held in the portfolio are carried at their actual value in appropriate cases reduced by specific provisions (Einzelwertberichtigungen). They were discounted at the effective interest rate.

Debt instruments issued by public institutions and all securities held in the trading portfolio as well as securities of the liquidity reserve are valued at the strict lower of cost or market principle. Securities in the Group's investment portfolio are held as long-term investments and are valued at cost. Securities held in the Group's investment portfolio are written down to their repayment value provided that a higher discount is not required for reasons of credit quality. Write-ups are shown at their repayment value or at the lower acquisition costs. Partial amounts of the financial assets are valued at the strict lower of cost or market principle.

Equity investments in affiliated and non-affiliated companies are carried at cost; where loss of value is expected to be permanent, they are written down to the lower applicable value.

Derivatives transactions entered into to hedge interest rate and other price risks are included in the overall assessment of the applicable risk categories and are therefore not shown separately. Other derivatives are carried at their market value. Valuation losses are accounted for, but valuation gains are not shown as income.

Tangible assets whose use is limited in time are depreciated using the rates allowed by the relevant tax regulations. Low-value assets are written off in full in their year of acquisition.

Liabilities are valued at the amount repayable. Premiums and discounts are included in deferred items on the assets or liabilities side and are released over the term of the related asset or liability as scheduled.

Provisions for pension obligations have been computed in accordance with actuarial principles pursuant to the discount value method on the basis of a 6 % interest rate in accordance with § 6 a of the German Income Tax Act (EStG) in relation to subsection 41 of the German Income Tax Law (EStR).

Due to the abolition of § 308 (3) HGB deferred taxes on the liabilities side in the amount of € 12.6 million are shown under the item provisions for tax reserves for the first time. Other provisions are calculated in consideration of all contingent liabilities and impending losses from uncompleted transactions on the basis of conservative commercial assessment.

Foreign currencies are converted in accordance with § 340 h of the HGB as well as the statement of IDW BFA dated 3/95. Fixed assets denominated in foreign currencies are converted into € at cost. Other foreign currency assets and liabilities as well as spot transactions entered into before but settled after the balance sheet date are converted at the reference mean spot rate, determined according to the procedure stipulated by the German Federal Association of Public Banks (EuroFX-reference price system) at the end of the year. Open forward transactions are carried at the forward exchange rate effective on the balance sheet date. Swap premiums on hedged balance sheet items are deferred over time. The resulting amounts are shown in the interest result.

The consolidated Financial Statements are uniformly prepared in accordance with the accounting and valuation principles applicable to the Bank pursuant to § 308 of the HGB. The capital consolidation and the equity-valuation of the associated company are performed according to the book value method.

Claims and liabilities as well as income and expenses among companies included in the consolidation are consolidated. No profit or loss had to be eliminated.

Internal transactions are concluded at rates in line with the market. Profit contributions realized from internal transactions are recorded under net income from trading activities from the trading point of view, whereas the corresponding results from the view of the internal counterpart are reflected in the interest result. Thus, there will be no impact on the result.

Pursuant to the regulations applicable to the portfolio valuation, in particular in compliance with the imparity principle, the valuation of cross-departmental internal transactions in the trading portfolio is included in the daily result analysis and the external accounting. Items not included in the trading portfolio are not valued.

To standardize the deferral methods on the assets and liabilities side, prepayment penalties received are no longer subject to deferral on the liabilities side, but are directly treated as income. Amounts, which had been deferred on the liabilities side in the previous years, were released.

In line with common practice in the banking sector, distribution for silent participations was adjusted. Interest expenses for silent participations are posted under the item profits transferred due to profit pooling, profit transfer or partial profit transfer agreements. The previous year's figures were adjusted accordingly.

3. Explanations concerning the Balance Sheet

Claims on banks	Bank	Group	Bank	Group
€ millions	2003	2003	2002	2002
This item includes:				
- claims on savings banks in Rheinland-Pfalz	**6,311.5**	**6,388.9**	6,709.9	6,832.2
- claims on affiliated companies	**2,251.1**	**0.0**	2,256.7	0.0
- claims on non-affiliated companies in which an equity investment is held	**1,774.1**	**1,776.9**	1,322.8	1,454.0
- subordinated claims	**30.8**	**30.8**	30.8	30.8
- claims serving as cover for bonds issued	**7,761.6**	**7,761.6**	7,722.8	8,089.8
Sub-item b) other claims includes claims with a residual maturity of:				
- up to three months	**5,077.7**	**6,007.2**	3,351.1	3,965.2
- between three months and one year	**4,333.1**	**3,365.7**	4,614.7	4,002.9
- between one and five years	**6,421.1**	**6,695.4**	6,030.0	6,457.7
- more than five years	**4,578.9**	**4,582.9**	4,805.0	5,027.7

Claims on customers	Bank	Group	Bank	Group
€ millions	2003	2003	2002	2002
This item includes:				
- claims on affiliated companies	**30.3**	**6.6**	25.9	11.2
- claims on non-affiliated companies in which an equity investment is held	**241.0**	**241.0**	246.6	308.3
- subordinated claims	**45.2**	**45.2**	43.6	46.8
- claims serving as cover for bonds issued	**9,280.9**	**9,280.9**	8,748.9	9,334.4
- claims with undetermined maturity	**0.0**	**38.5**	16.6	109.8
This item includes claims with a residual maturity of:				
- up to three months	**2,573.5**	**3,055.2**	2,765.4	3,551.4
- between three months and one year	**2,088.0**	**2,281.7**	2,105.3	2,394.2
- between one and five years	**6,656.4**	**6,887.9**	6,861.9	7,906.6
- more than five years	**8,259.3**	**8,476.6**	7,744.5	10,077.9

Bonds and other fixed-rate securities	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
This item includes:				
– claims on affiliated companies	**69.6**	**40.6**	69.6	20.7
– claims on non-affiliated companies in which an equity investment is held	**1,144.6**	**1,144.6**	904.9	940.2
– subordinated claims	**372.4**	**395.2**	221.3	243.1
– claims serving as cover for bonds issued	**2,234.8**	**2,234.8**	2,330.1	2,330.1
Securities eligible for listing on a stock exchange included in this item:				
– listed on a stock exchange	**11,774.8**	**17,632.3**	13,548.9	18,697.9
– not listed on a stock exchange	**364.1**	**777.0**	511.5	659.5
This item includes amounts due in 2004 of	**3,169.8**	**4,174.3**	3,844.0	4,909.9
Bond holdings carried as long-term investments	**8,069.8**	**8,069.8**	9,147.8	9,275.0
– of which valued at the mitigated lower of cost or market principle	**1,387.8**	**1,387.8**	1,864.6	1,869.7

Shares and other non-fixed-rate securities	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
Securities eligible for listing on a stock exchange included in this item:				
– listed on a stock exchange	**7.7**	**20.9**	4.0	8.0
– not listed on a stock exchange	**4.0**	**52.2**	4.1	42.4
This item includes subordinated securities of	**5.1**	**5.1**	9.9	9.9
The balance sheet item shares and other non-fixed-rate securities includes long-term investments	**476.2**	**476.2**	255.3	255.3
– of which valued at the mitigated lower of cost or market principle	**1.9**	**1.9**	2.4	2.4

Equity investments in non-affiliated companies	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
Securities eligible for listing on a stock exchange included in this item				
– listed on a stock exchange	**11.6**	**11.6**	11.6	11.6
– not listed on a stock exchange	**32.6**	**32.7**	32.6	32.8

Equity investments in affiliated companies	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
Securities eligible for listing on a stock exchange included in this item				
– listed on a stock exchange	**0.0**	**0.0**	0.0	0.0
– not listed on a stock exchange	**333.3**	**0.1**	234.3	0.1

Trust assets	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
This item includes:				
– claims on banks	**4.0**	**4.0**	4.7	4.7
– claims on customers	**1,999.8**	**1,999.8**	2,281.9	2,284.6
Governmental housing loans included in this item amount to	**1,981.6**	**1,981.6**	2,259.0	2,259.0

Fixed assets	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
This item includes:				
– real estate and buildings used for the Bank's own business	**97.1**	**105.7**	95.6	104.3
– office equipment	**26.8**	**29.7**	19.2	27.3

Other assets	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
This item includes:				
– deferred interest rate swaps	**835.3**	**883.0**	716.9	756.4
– option premiums paid	**25.6**	**26.1**	55.6	55.8
– collection items	**51.1**	**51.2**	38.9	39.1
– claims for tax refunds	**24.5**	**24.5**	48.1	49.7
– CAP premiums paid	**10.6**	**10.6**	12.5	12.5
– real estate and buildings in current assets	**2.3**	**2.3**	9.3	25.5
– derivatives valuation	**3.6**	**3.6**	5.0	19.3

Deferred items	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
Including premiums and discounts relating to claims and liabilities of	**73.3**	**130.3**	54.3	68.6

Information relating to several items	Bank	Group	Bank	Group
€ millions	2003	2003	2002	2002
Assets denominated in a foreign currency	**6,650.7**	**8,774.5**	7,601.8	11,157.9
Book value of assets under repurchase agreements	**859.9**	**859.9**	1,523.4	1,523.4

Investments	Acquisition/ production costs	Additions	Subtractions	Transfers	Rate changes	Write-ups	Depreciations 2003	Depreciations cumulated	Book value 31 Dec. 2003	Book value 31 Dec. 2002
€ millions										
Bank										
Bonds and other fixed-rate securities	9,016.7	2,294.9	3,348.4	214.5	-198.4	0.7	17.2	55.7	7,924.3	8,954.1
Shares and other non-fixed-rate securities	335.9	44.8	0.3	175.0		1.5	0.1	80.7	476.2	255.3
Equity investments in non-affiliated companies	512.5	0.5	96.0	- 5.0				7.5	404.5	505.0
Equity investments in affiliated companies	346.7	101.7	100.0						348.4	346.7
Fixed assets	252.0	23.9	16.0				13.8	118.2	141.7	131.6
Bank total	**10,463.8**	**2,465.8**	**3,560.7**	**384.5**	**- 198.4**	**2.2**	**31.1**	**262.1**	**9,295.1**	**10,192.7**
Group										
Bonds and other fixed-rate securities	9,142.8	2,294.9	3,474.5	214.5	- 198.4	0.7	17.2	55.7	7,924.3	9,080.2
Shares and other non-fixed-rate securities	335.9	44.8	0.3	175.0		1.5	0.1	80.7	476.2	255.3
Equity investments in non-affiliated companies	454.9	0.5	23.4	- 5.1		- 1.9	0.1	7.9	417.1	441.7
Equity investments in affiliated companies	5.2		0.7						4.5	5.1
Intangible assets	0.1		0.1							
Goodwill	25.0		25.0							13.1
Fixed assets	295.2	24.6	40.7				15.2	125.9	153.2	159.5
Group total	**10,259.1**	**2,364.8**	**3,564.7**	**384.4**	**- 198.4**	**0.3**	**32.6**	**270.2**	**8,975.3**	**9,954.9**

The amount shown under equity investments in non-affiliated companies as write-ups reflects the difference in the equity capital of Deutsche Anlagen-Leasing Group resulting from the equity valuation.

Liabilities to banks	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
This item includes:				
– liabilities to related savings banks	**1,925.9**	**1,931.0**	2,390.0	2,419.8
– liabilities to affiliated companies	**70.6**	**0.0**	184.6	0.0
– liabilities to non-affiliated companies in which an equity investment is held	**380.0**	**444.2**	549.3	1,463.7
Sub-item b) with an agreed maturity or period of notice includes residual maturities of:				
– up to three months	**5,055.2**	**8,491.5**	5,436.9	10,364.4
– between three months and one year	**938.7**	**1,483.8**	1,117.7	2,154.5
– between one and five years	**2,560.7**	**2,548.1**	2,273.4	3,179.6
– more than five years	**3,509.1**	**3,509.1**	3,499.7	3,764.2

Liabilities to customers	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
This item includes:				
– liabilities to affiliated companies	**548.4**	**1.8**	543.3	4.3
– liabilities to non-affiliated companies in which an equity investment is held	**54.8**	**54.8**	15.6	25.5
Sub-item ac) with an agreed period of notice of more than three months includes residual maturities of:				
– up to three months	**0.2**	**0.2**	0.2	0.2
– between three months and one year	**0.7**	**0.7**	0.7	0.7
– between one and five years	**0.5**	**0.5**	0.6	0.6
– more than five years	**0.0**	**0.0**	0.0	0.0
Sub-item bb) with an agreed maturity or period of notice includes residual maturities of:				
– up to three months	**1,469.8**	**1,746.1**	1,143.2	1,519.1
– between three months and one year	**228.1**	**259.6**	279.9	346.2
– between one and five years	**2,019.5**	**1,509.9**	2,004.9	1,537.2
– more than five years	**3,266.9**	**3,266.8**	2,998.2	3,100.0

Certificated liabilities	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
This item includes:				
- liabilities to affiliated companies	**49.3**	**49.3**	30.6	30.6
- liabilities to non-affiliated companies in which an equity investment is held	**1,292.1**	**1,292.1**	735.4	735.4
Sub-item a) debt issues due in 2004	**5,032.2**	**5,084.5**	6,155.4	6,809.7
Sub-item b) other certificated liabilities has a residual maturity of up to three months	**0.0**	**0.0**	0.0	0.0

Trust liabilities	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
This item includes:				
- liabilities to banks	**20.6**	**20.6**	25.8	25.8
- liabilities to customers	**1,983.2**	**1,983.2**	2,260.8	2,263.5
Government housing loans included in this item amount to	**1,981.6**	**1,981.6**	2,259.0	2,259.0

Other liabilities	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
This item includes:				
- deferred interest rate swaps	**758.1**	**852.8**	637.8	721.4
- derivatives valuation	**1.4**	**1.4**	12.8	12.8
- offsetting items from the valuation of currency transactions	**180.3**	**187.8**	0.0	1.1
- CAP premiums received	**11.5**	**11.5**	14.6	14.6
- option premiums received	**27.8**	**28.3**	50.7	50.8
- interest expenses on profit participation capital	**31.4**	**31.4**	31.4	35.2
- proportionate share of interest owed for subordinated liabilities	**9.3**	**9.3**	12.9	14.3
- distribution for silent participations	**30.6**	**30.6**	30.6	30.6
- valuation result interest rate and currency swaps	**0.0**	**0.0**	0.0	0.0

Deferred items	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
Deferred items on the liabilities side include received discounts relating to claims	**34.3**	**36.2**	37.3	39.6

Special item with partial reserve character	Bank	Group	Bank	Group
€ millions	2003	2003	2002	2002
The special items shown were based on following laws:				
– § 6 b German Income Tax Act	**11.5**	**0.0**	11.8	11.8
– § 52 (16) German Income Tax Act	**0.0**	**0.0**	5.0	5.0
– section 54 Luxembourg Income Tax Act	**0.0**	**0.0**	0.0	2.4

Subordinated liabilities	Bank	Group	Bank	Group
€ millions	2003	2003	2002	2002
Cost incurred in connection with the raising of funds shown in this item	**37.4**	**37.4**	38.7	41.5
Details of subordinated liabilities:				
Description	**currency**	**amount**	**interest rate in %**	**due on**
Schuldscheindarlehen	€	**15.0**	5.420	15.12.2015
Schuldscheindarlehen	€	**5.0**	5.430	01.12.2015
Schuldscheindarlehen	€	**28.0**	5.460	15.12.2015
Schuldscheindarlehen	€	**15.0**	5.310	15.12.2015
Collared floating rate notes	US-$	**79.3**	6-month-Libor – 0.250	29.12.2005
			Cap: 8.000	
			Floor: 5.000	
Notes	Yen	**18.6**	4.950	13.09.2004
Dual currency notes	Yen	**148.4**	5.300	16.10.2015
Notes	Yen	**37.1**	2.200	29.12.2007
Notes	Yen	**37.1**	2.595	16.07.2010
Notes	CHF	**128.3**	3.500	30.10.2015
Notes	€	**10.0**	5.260	18.10.2015
Bond	DM	**25.6**	5.750	17.12.2007
Floating rate notes	€	**40.0**		15.12.2015
Bond	US-$	**238.0**		23.02.2028
Bank total		**825.4**		
Group total		**825.4**		

The terms of subordination of these funds meet the requirements of the German Banking Act. A conversion into equity or another form of debt is not provided for. There is no right of early redemption.

Equity capital	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
This item is composed as follows:				
a) subscribed capital				
aa) share capital	**265.9**	**265.9**	265.9	265.9
ab) silent participations	**452.5**	**452.5**	452.5	452.5
b) reserves from retained earnings/ reserves from retained earnings of the Group				
ba) reserves required by the Bank's statutes	**99.5**	**99.5**	91.6	91.8
of which: reserves of Landes-Bausparkasse	**17.1**	**17.1**	15.7	15.7
bb) other reserves from retained earnings	**523.6**	**722.1**	495.9	634.6
of which: reserves of Landes-Bausparkasse	**148.7**	**148.7**	136.8	136.8
c) equalizing items for shares of other shareholders	**0.0**	**0.0**	0.0	0.5
ca) share of capital	**0.0**	**0.0**	0.0	0.4
cb) share of profit	**0.0**	**0.0**	0.0	0.1
d) profit	**71.6**	**83.6**	43.6	70.8
of which: profit of Landes-Bausparkasse	**12.8**	**12.8**	11.9	11.9

Information relating to several items	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
Liabilities denominated in a foreign currency	**8,952.4**	**10,703.2**	9,299.9	12,690.0

4. Notes to the Statement of Income

Geographical breakdown:

Interest income	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
- Federal Republic of Germany	**1,741.7**	**1,696.1**	2,111.4	2,235.6
- Europe	**19.8**	**465.8**	34.6	480.9

Current income from shares and other non-fixed-rate securities, equity investments in non-affiliated companies and in affiliated companies	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
- Federal Republic of Germany	**72.7**	**37.0**	108.0	66.5
- Europe	**0.0**	**11.2**	0.0	5.7

Commission income	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
- Federal Republic of Germany	**121.1**	**118.6**	112.1	115.5
- Europe	**0.0**	**21.8**	0.0	18.8

Net income from trading activities	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
- Federal Republic of Germany	**17.2**	**17.2**	- 11.6	- 10.4
- Europe	**0.0**	**- 1.9**	0.0	12.0

Other operating income	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
- Federal Republic of Germany	**11.1**	**14.7**	10.0	19.2
- Europe	**0.2**	**1.2**	0.0	1.1

Cover fund	Bank	Group	Bank	Group
€ millions	**2003**	**2003**	2002	2002
Pfandbriefe				
Pfandbriefe outstanding	**2,074.5**	**2,074.5**	1,961.5	2,359.7
Assets serving as cover	**2,178.0**	**2,178.0**	2,161.9	2,717.9
Cover surplus	**103.5**	**103.5**	200.3	358.1
Public Pfandbriefe				
Pfandbriefe outstanding	**13,903.4**	**13,903.4**	14,129.8	15,229.0
Assets serving as cover	**17,099.2**	**17,099.2**	16,640.0	17,036.4
Cover surplus	**3,195.8**	**3,195.8**	2,510.2	1,807.4

Information on transactions exposed to market risks

On the balance sheet date, unsettled forward transactions comprised:

- forward transactions in foreign currencies (such as forward foreign exchange transactions, currency swaps, interest rate and currency swaps, and currency options),
- interest rate-related forward transactions (such as interest rate futures, interest rate swaps, forward rate agreements, floors and caps and interest rate options),
- forward transactions with other price risks (such as share futures, share options, index futures and index options).

Most of these transactions were entered into by the Bank and by the Group for hedging purposes.

The volume of derivatives transactions at the main companies of the Group is as follows:

Derivatives transactions – volumes –	Nominal values	Nominal values	Credit risk equivalent	Replacement costs
€ millions	31 Dec. 2003	31 Dec. 2002	31 Dec. 2003	31 Dec. 2003
Interest rate risks				
Interest rate swaps	127,264	125,075	1,061	2,441
Forward rate agreements	674	100	–	1
Interest rate options				
– purchases	207	506	1	1
– sales	247	440	–	–
Caps, floors	3,206	3,258	11	26
Exchange traded contracts	6,134	3,228	8	1
Other interest rate forward transactions	64	45	–	–
Total	137,796	132,652	1,081	2,470
Currency risks				
Forward foreign exchange transactions	2,752	6,763	69	165
Interest rate and currency swaps	11,300	10,620	351	256
Currency options				
– purchases	1,347	3,392	23	36
– sales	1,395	3,304	8	2
Exchange traded contracts	–	–	–	–
Other currency forward transactions	–	–	–	–
Total	16,794	24,079	451	459
Share and other price risks				
Share forward transactions	–	–	–	–
Share options				
– purchases	10	6	–	–
– sales	12	2	–	–
Exchange traded contracts	240	891	18	4
Other forward transactions	–	–	–	–
Total	262	899	18	4
Credit derivatives				
– purchases	35	35	–	–
– sales	2,862	3,138	–	–
Total	2,897	3,173	–	–

Derivatives transactions – maturity breakdown – nominal values	Interest rate risks	Interest rate risks	Currency risks	Currency risks	Share and other price risks	Share and other price risks	Credit derivatives	Credit derivatives
€ millions	**31 Dec. 2003**	31 Dec. 2002	**31 Dec. 2003**	31 Dec. 2002	**31 Dec. 2003**	31 Dec. 2002	**31 Dec. 2003**	31 Dec. 2002
Residual maturity								
– up to three months	**20,704**	27,648	**4,489**	11,058	**170**	868	**–**	–
– between three months and one year	**27,194**	34,069	**2,376**	4,237	**92**	31	**288**	117
– between one and five years	**53,114**	33,297	**7,661**	6,666	**–**	–	**1,785**	2,513
– more than five years	**36,784**	37,638	**2,268**	2,118	**–**	–	**824**	543
Total	**137,796**	132,652	**16,794**	24,079	**262**	899	**2,897**	3,173

Derivatives transactions – counterparty breakdown –	Nominal values	Nominal values	Credit risk equivalent	Replacement costs
€ millions	**31 Dec. 2003**	31 Dec. 2002	**31 Dec. 2003**	**31 Dec. 2003**
OECD banks	**134,613**	137,654	**1,238**	**2,546**
Non-OECD banks	**11**	6	**–**	**–**
OECD public-sector entities	**2,647**	1,868	**49**	**40**
Other counterparties*	**20,478**	21,275	**263**	**347**
Total	**157,749**	160,803	**1,550**	**2,933**

* including exchange-traded contracts

Derivatives transactions – trading –	Nominal values	Nominal values	Credit risk equivalent	Replacement costs
€ millions	**31 Dec. 2003**	31 Dec. 2002	**31 Dec. 2003**	**31 Dec. 2003**
Interest rate contracts	**66,986**	67,042	**919**	**1,452**
Currency contracts	**13,354**	13,350	**219**	**268**
Share contracts	**4**	4	**–**	**–**
Credit derivatives	**–**	–	**–**	**–**
Total	**80,344**	80,396	**1,138**	**1,720**

The credit risk equivalent and the replacement costs are calculated pursuant to Principle I according to the market valuation method before counterparty weighting. The replacement costs stated only refer to contracts, the covering of which would lead to additional costs. This would be necessary after an assumed failure of the counterparty in order to achieve the same position as existed prior to such failure.

Other financial commitments not included in the balance sheet

On the balance sheet date the Bank and the Group had deposited bonds with a principal amount of € 3,252 million with Deutsche Bundesbank, Hauptverwaltung Mainz, as collateral for advances against securities (Lombard loans), of which € 0 million were utilized. Furthermore, the Bank and the Group had pledged securities in the principal amount of € 797.5 million to other banks under repurchase agreements.

On the balance sheet date the Bank's contingent liability arising from its participation in the Reserve Fund of the Landesbanken/Girozentralen (Sicherungsreserve) for the protection of depositors of the public-sector banks, which may amount to up to 1.5 ‰ of the claims on customers, amounted to € 1.7 million for the Bank and the Group. There are no payment obligations to the fund for the time being.

In accordance with the statutes of the Deposit Insurance Fund, we are additionally obliged to indemnify the German Savings Banks and Giro Association e.V., Berlin, as the guardian of the Reserve Fund of the Landesbanken/Girozentralen, for any losses that they may incur arising from measures in support of a credit institution in which we hold an equity investment.

Financial obligations of about € 8.8 million for the Bank and about € 10.2 million for the Group will be incurred, respectively, as a result of initiated capital expenditures and continuous obligations.

Liabilities from not fully paid-in capital subscriptions relating to equity investments in non-affiliated companies amounted to € 8.7 million for the Bank and to € 22.2 million for the Group. Contingent liabilities in accordance with § 24 of the Act relating to Limited Companies (GmbH-Gesetz) in connection with calls for payment of capital contributions existed in the case of two companies.

The Bank's equity capital in Liquiditäts-Konsortialbank GmbH, Frankfurt (Main), has been fully paid up. Under the obligation of each shareholder to make additional contributions in the amount of up to 5 times its equity capital in said bank, Landesbank Rheinland-Pfalz is liable for an amount of € 13.8 million, commensurate with its equity capital. The Bank is obliged to make further contributions, should other shareholders in said bank, who are members of the German Savings Banks and Giro Association, fail to meet their obligations to make additional contributions.

The Bank is a guarantor of DekaBank Deutsche Girozentrale, Berlin and Frankfurt (Main).

Landesbank Rheinland-Pfalz will, except in the case of political risk, ensure, that LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg, will be in a position to meet its obligations.

Supervisory Board

Chairman

Hans Otto Streuber
President
Savings Banks and Giro Association
of Rheinland-Pfalz

Vice Chairmen

Heinrich Haasis
President
Savings Banks Association
of Baden-Württemberg

Gernot Mittler
State Minister of Finance
of the State of Rheinland-Pfalz

Dr. Johannes Ringel
Chairman of the Managing Board
WestLB AG

Members

Dr. Peter Barth
Member of the Advisory Council
Lohmann GmbH & Co. KG

Jens Beutel
Lord Mayor

Karl-Heinz Dielmann
Chairman of the Managing Board
Stadtsparkasse Kaiserslautern

Hans Jörg Duppré
District Administrator

Helmut Fahlbusch
Vice Chairman of the Company Council
Schott Glas

Dr. Adolf Franke
Member of the Managing Board
WestLB AG

DR. WINFRIED HIRSCHBERGER
District Administrator

MAX DIETRICH KLEY
Member of the Supervisory Board
BASF Aktiengesellschaft

DR. HENNING OSTHUES-ALBRECHT
Chairman of the Managing Board
Sparkasse Essen

RICHARD PATZKE
General Manager
Chamber of Industry and Commerce
for Rheinhessen

KLAUS PINKEMEYER
Chairman of the Managing Board
Sparkasse Neuwied

HANS DIETMAR SAUER
Chairman of the Managing Board
Landesbank Baden-Württemberg

MICHAEL W. SCHMIDT
Chairman of the Managing Board
Sparkasse Worms-Alzey-Ried

DR. CHRISTOF WOLFF
Lord Mayor

Bank employees in advisory capacity

HILDE BIONDI
Bank Clerk

DIETER ENGEL
Bank Clerk

THORSTEN GERHARD
Bank Clerk

GÜNTER KEUPER
Vice President

KLAUS-DIETER KLEBER
Bank Clerk

SIGRID MÜLLER-GESSINGER
Bank Clerk

IRMGARD SCHMITZ
Vice President

GERHARD WEBER
Bank Clerk

JULIANE ZIMMER
Vice President

Deputies

DR. INGOLF DEUBEL
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz

KLAUS-MICHAEL GEIGER
Member of the Managing Board
WestLB AG

DR. KARL HEIDENREICH
Member of the Managing Board
Landesbank Baden-Württemberg

MICHAEL HORN
Member of the Managing Board
Landesbank Baden-Württemberg

JAKOB KASTER
Member of the Managing Board
Sparkasse Südliche Weinstraße
in Landau

FRANZ LINK
Chairman of the Managing Board
Kreissparkasse Kaiserslautern

DIETER MÜHLENHOFF
Chairman of the Managing Board
Sparkasse Trier

ROBERT RESTANI
Member of the Managing Board
WestLB AG

WERNER SCHINELLER
Lord Mayor

HANSJOCHEM SCHRADER
District Administrator

DR. EBERHARD SCHULTE-WISSERMANN
Lord Mayor

NORBERT WAHL
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz

ROLF WEGELER
Owner of the Wineries
Geheimrat J. Wegeler Erben

PETER PAUL WEINERT
District Administrator

DR. AXEL WIESENHÜTTER
President
Chamber of Industry and Commerce
for the Palatinate

WALTER ZUBER
State Minister of the Interior and Sports
of the State of Rheinland-Pfalz

Managing Board of Landesbank Rheinland-Pfalz

Dr. h.c. Klaus G. Adam
Chairman

Dr. Friedhelm Plogmann
Vice Chairman

Werner Fuchs

Paul K. Schminke

The total remuneration of the Managing Board amounted to € 1.921 million (previous year € 1.981 million) for the Bank and to € 1.974 million (previous year € 2.033 million) for the Group, of the Supervisory Board (Bank and Group) € 0.260 million (previous year € 0.260 million).

Current payments for former members of the Managing Board (Bank and Group) and their surviving dependents (Bank and Group) amounted to € 1.653 million (previous year € 1.612 million). Provisions for pension liabilities for this group (Bank and Group) amount to € 16.128 million (previous year € 16.109 million).

Loans and advances granted to members of the Managing Board amounted to € 0 (previous year € 0); to members of the Supervisory Board € 1.319 million (previous year € 1.399 million).

Average number of employees

	male	female	total
Landesbank			
full time	735	469	1,204
part time	11	223	234
	746	692	1,438
trainees	21	25	46
	767	**717**	**1,484**
Landes-Bausparkasse			
full time	131	119	250
part time	1	40	41
	132	**159**	**291**
Bank total	**899**	**876**	**1,775**
Group companies			
full time	101	57	158
part time	2	3	5
trainees	2	2	4
	105	**62**	**167**
Group total	**1,004**	**938**	**1,942**

Shareholdings

The following list includes the shareholdings of Landesbank Rheinland-Pfalz – Girozentrale – pursuant to § 285 Item 11 HGB. The numbers are based on the most recent audited financial statements. Information relating to large corporations pursuant to § 340 a (4) no. 2 HGB has been added to the list.

No.	Name/Head office	Shareholding	Equity capital[1]	Profit or loss
		%	€ thousands	€ thousands
1.	Aaron Grundstücksverwaltungsgesellschaft mbH, Oberursel [2, 6]	50.00	- 131	- 152
2.	A.S. Grundstücksverwaltungs-GmbH, Ingelheim [2]	100.00	40	- 6
3.	Banking Services Luxembourg S.A., Luxembourg [2, 6]	50.00	350	14
4.	Deutsche Anlagen-Leasing GmbH, Mainz [5]	26.67	188,602	53,820
5.	equinet AG, Frankfurt (Main)	25.64	14,972	- 685
6.	GLB GmbH & Co oHG, Frankfurt (Main) [8]	12.62		– [7]
7.	Kommunalbau Rheinland-Pfalz GmbH, Mainz [2]	68.18	1,943	132
8.	LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg [5]	100.00	391,704	52,500
9.	LB Rheinland-Pfalz Finance B.V., Amsterdam [5]	100.00	905	522
10.	LBS Immobilien GmbH, Mainz [2]	100.00	435	– [3]
11.	LGZ-Anlagen-Gesellschaft mbH, Mainz [2]	100.00	110	– [3]
12.	LRI-Fund-Management Company S.A., Luxembourg [2]	99.60	1,851	2,886
13.	LRP Capital GmbH, Mainz	100.00	14,000	– [3]
14.	Mainzer Aufbau-Gesellschaft mbH, Mainz [5]	23.13	12,377	3,370
15.	MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	21.74	3,608	117
16.	MDK Holdings Ltd., London [6]	33.33	17	3
17.	Meridian Vermögensverwaltungsgesellschaft mbH, Mainz	100.00	520	– [3]
18.	MIG Immobiliengesellschaft mbH, Mainz [5, 6]	36.36	20,496	- 4
19.	S-Innovations-Beteiligungsfinanzierungsgesellschaft Rheinland-Pfalz mbH, Budenheim	20.00	7,281	- 36
20.	Unterstützungskasse der Landesbank Rheinland-Pfalz – Girozentrale – GmbH, Mainz [2]	100.00	30	0
21.	Wohnungsbau und Treuhand AG, Trier [4]	30.60	22,490	- 4,091

[1] Equity capital pursuant to §§ 266 and 272 HGB.

[2] Pursuant to § 296 (2) HGB this affiliated company has not been included in the consolidated financial statements.

[3] There is a profit and loss transfer agreement between the Bank and this company.

[4] Pursuant to § 311 (2) HGB the equity valuation of this associated company has not been included in the consolidated financial statements.

[5] Share of voting rights of more than 5 %.

[6] Joint undertaking pursuant to § 310 HGB.

[7] Startup, no annual financial statements have been prepared so far.

[8] LRP is the general partner (§ 285 no. 11 a HGB).

The shareholdings held by LRP Capital GmbH will be registered separately at the register of companies of the Amtsgericht Mainz (HRB 0615) pursuant to § 325 HGB in conjunction with § 287 HGB.

Mandates of legal representatives and other employees of the Bank holding a seat on the supervisory board of large corporations to be established by operation of law pursuant to § 340 a (4) sentence 1 HGB

Name of corporation	Mandataries
Bankgesellschaft Berlin AG, Berlin	Dr. h. c. Adam
Bitburger Brauerei Th. Simon GmbH, Bitburg	Dr. h. c. Adam
Deka Immobilien Investment GmbH, Frankfurt (Main)	Fuchs
Deka Investment GmbH, Frankfurt (Main)	Klimm
DekaBank Deutsche Girozentrale Luxembourg S.A., Luxembourg	Roos, Klug
DekaBank Deutsche Girozentrale, Berlin/Frankfurt (Main)	Dr. h. c. Adam
Deutscher Sparkassen Verlag GmbH, Stuttgart	Dr. h. c. Adam
Landesbank Berlin – Girozentrale –, Berlin	Dr. h. c. Adam
LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg	Dr. h. c. Adam, Dr. Plogmann, Fuchs, Schminke
LB Rheinland-Pfalz Finance B.V., Amsterdam	Parensen, Hawighorst
Provinzial Rheinland-Holding AdöR, Düsseldorf	Fuchs, Schminke (as deputy)

Mainz, 5 March 2004

Landesbank Rheinland-Pfalz
– Girozentrale –
The Managing Board

Dr. h. c. Adam   Dr. Plogmann   Fuchs   Schminke

Auditors' Report

We have audited the annual financial statements, together with the bookkeeping system, and the consolidated financial statements of Landesbank Rheinland-Pfalz – Girozentrale –, Mainz, including the combined notes and the combined statement of financial condition of Landesbank Rheinland-Pfalz and the Group for the business year from 1 January to 31 December 2003. The maintenance of the books and records and the preparation of the annual financial statements and the statement of financial condition in accordance with German Commercial Law (HGB) and supplementary provisions in the statutes are the responsibility of the Bank's Managing Board. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the consolidated financial statements as well as the combined statement of financial condition based on our audit.

We conducted our audit of the annual financial statements and the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) in Germany. Those standards require that we plan and perform the audit in such a way that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements and the consolidated financial statement in accordance with German principles of proper accounting and in the combined statements of financial conditions are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of Landesbank Rheinland-Pfalz and the Group, and evaluations of possible misstatements are taken into account in the determination of the audit procedures. The effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements, the consolidated financial statements and the combined statement of financial condition are examined primarily on a test basis within the framework of the audit. The audit of the annual financial statements includes assessing the accounting principles used, while the audit of the consolidated financial statements includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, and the accounting and consolidation principles used. Both audits include assessing significant estimates made by the Managing Board of Landesbank Rheinland-Pfalz as well as evaluating the overall presentation of the annual financial statements and the consolidated financial statements and the combined statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements and the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of Landesbank Rheinland-Pfalz and the Group in accordance with German principles of proper accounting. On the whole, the combined statement of financial condition provides a suitable understanding of the position of Landesbank Rheinland-Pfalz and the Group and suitably presents the risks of future development.

Frankfurt (Main), 5 March 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Struwe	ppa. Hauke
German Public Accountant	German Public Accountant

Bodies

Guarantors' Meeting

Supervisory Board

Managing Board

Division Executives

Guarantors' Meeting

Chairman

Heinrich Haasis
President
Savings Banks Association
Baden-Württemberg
Stuttgart
from 20 March 2003
Vice Chairman:
until 19 March 2003

Vice Chairman

Hans Otto Streuber
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim
from 20 March 2003
Chairman:
until 19 March 2003

Members

Rainer Brüderle
Member of the Lower House of Parliament
Vice Chairman
of the Liberal Party
State Minister (retired)
Berlin

Hans Jörg Duppré
District Administrator
Pirmasens

Dr. Adolf Franke
Member of the Managing Board
WestLB AG
Düsseldorf
from 20 May 2003
until 31 December 2003

Winfried Gassen
Chairman of the Managing Board
Sparkasse Mittelmosel
Eifel-Mosel-Hunsrück
Bernkastel-Kues

Günter Haas
Chairman of the Managing Board
Sparkasse Rhein-Nahe
Bad Kreuznach
until 31 December 2003

Gernot Mittler
State Minister of Finance
of the State of Rheinland-Pfalz
Mainz

Dr. h.c. Friedel Neuber
Chairman of the Managing Board (retired)
WestLB AG
Düsseldorf

Dr. Wolf-Albrecht Prautzsch
Vice Chairman of the
Managing Board (retired)
WestLB AG
Münster
until 19 May 2003

Dr. Johannes Ringel
Chairman of the Managing Board
WestLB AG
Düsseldorf
from 31 July 2003
until 31 December 2003

Hans Dietmar Sauer
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Helmut Schröer
Lord Mayor
Trier

Jürgen Sengera
Chairman of the Managing Board
WestLB AG
Düsseldorf
until 30 July 2003

Supervisory Board

Status 31 December 2003

Chairman

Hans Otto Streuber

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

from 20 March 2003
Vice Chairman:
until 19 March 2003

Heinrich Haasis

President
Savings Banks Association
Baden-Württemberg
Stuttgart

until 19 March 2003
Vice Chairman:
from 20 March 2003

Vice Chairmen

Gernot Mittler

State Minister of Finance
of the State of Rheinland-Pfalz
Mainz

Jürgen Sengera

Chairman of the Managing Board
WestLB AG
Düsseldorf

until 30 July 2003

Dr. Johannes Ringel

Chairman of the Managing Board
WestLB AG
Düsseldorf

from 5 December 2003
until 31 December 2003
Member:
from 31 July 2003
until 4 December 2003

Members

Dr. Peter Barth

Member of the Advisory Council
Lohmann GmbH & Co. KG
Neuwied

Jens Beutel

Lord Mayor
Mainz

from 1 October 2003
Deputy:
until 30 September 2003

Karl-Heinz Dielmann

Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

Hans Jörg Duppré

District Administrator
Pirmasens

Helmut Fahlbusch

Vice Chairman of the Company Council
Schott Glas
Mainz

Gernot Fischer

Lord Mayor
Worms

until 30 June 2003

Dr. Adolf Franke
Member of the Managing Board
WestLB AG
from 20 May 2003
until 31 December 2003
Deputy:
until 19 May 2003

Dr. Winfried Hirschberger
District Administrator
Kusel

Max Dietrich Kley
Member of the Supervisory Board
BASF Aktiengesellschaft
Ludwigshafen

Dr. Henning Osthues-Albrecht
Chairman of the Managing Board
Sparkasse Essen
Essen

Richard Patzke
General Manager
Chamber of Industry and Commerce
for Rheinhessen
Mainz

Klaus Pinkemeyer
Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

Dr. Wolf-Albrecht Prautzsch
Vice Chairman of the
Managing Board (retired)
WestLB AG
Münster
until 19 May 2003

Hans Dietmar Sauer
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Michael W. Schmidt
Chairman of the Managing Board
Sparkasse Worms-Alzey-Ried
Worms

Dr. Christof Wolff
Lord Mayor
Landau

Bank employees in advisory capacity

Hilde Biondi
Bank Clerk

Dieter Engel
Bank Clerk

Thorsten Gerhard
Bank Clerk

Günter Keuper
Vice President

Klaus-Dieter Kleber
Bank Clerk

Sigrid Müller-Gessinger
Bank Clerk

Irmgard Schmitz
Vice President

Gerhard Weber
Bank Clerk

Juliane Zimmer
Vice President

Deputies

DR. INGOLF DEUBEL
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz

KLAUS-MICHAEL GEIGER
Member of the Managing Board
WestLB AG
Düsseldorf
from 20 May 2003

GÜNTER HARTMANN
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern
until 30 September 2003

DR. KARL HEIDENREICH
Member of the Managing Board
Landesbank Baden-Württemberg
Mannheim

MICHAEL HORN
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

JAKOB KASTER
Member of the Managing Board
Sparkasse Südliche Weinstraße
in Landau
Landau

FRANZ LINK
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern
from 5 November 2003

DIETER MÜHLENHOFF
Chairman of the Managing Board
Sparkasse Trier
Trier

ROBERT RESTANI
Member of the Managing Board
WestLB AG
Düsseldorf

WERNER SCHINELLER
Lord Mayor
Speyer

HANSJOCHEM SCHRADER
District Administrator
Alzey

DR. EBERHARD
SCHULTE-WISSERMANN
Lord Mayor
Koblenz
from 1 October 2003

NORBERT WAHL
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

ROLF WEGELER
Owner of the Wineries
Geheimrat J. Wegeler Erben
Koblenz

PETER PAUL WEINERT
District Administrator
Montabaur

DR. AXEL WIESENHÜTTER
President
Chamber of Industry and Commerce
for the Palatinate
Ludwigshafen

WALTER ZUBER
State Minister of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz

Managing Board

Status 31 December 2003

Dr. h.c. Klaus G. Adam
Chairman

Dr. Friedhelm Plogmann
Vice Chairman

Werner Fuchs

Paul K. Schminke

Division Executives

LRP

ERICH ALBERTMELCHER
Real Estate Customers

MARGIT ALTMANN
Personnel, Administration

ALAIN BAUSTERT
Manager of Luxembourg Branch

KLAUS FUNCKE
Savings Banks, Municipal Authority Customers, Banking Services

HANS-JÜRGEN HAAS
Credit Department Corporates, Structured Finance, Administration

BENEDIKT HAU
Credit Department Financial Institutions, Sovereigns, Trade Finance

NORBERT HAVENITH
Internal Auditing

MICHAEL HAWIGHORST
Senior Executive Vice President
Treasury
Manager of Luxembourg Branch

KLAUS JAEGER
Organization and Information Technology

DANIEL JUNCKER
Corporates, Financial Institutions, Sovereigns, Trade Finance

PETER KEBER
Legal

GERHARD KLIMM
Senior Executive Vice President
Investment Banking

IRENE PITSCH
Real Estate Credits

GUNDOLF REITMAIER
Central Departments Staff

RAINER RICHARTS
State Trust Agency

HELMUT SCHMITT
Group Steering and Control

GÜNTER TAUT
Structured Finance

LBS

MAXIMILIAN AIGNER
Senior Executive Vice President
Spokesman of the Management

GERHARD GÖLLNER
Member of the Management

LRI

ALAIN BAUSTERT
Spokesman of the Management

ROBY HAAS
Member of the Management

Status May 2004

Imprint

Published by

LRP Landesbank Rheinland-Pfalz
Mainz

Design

Hilger & Boie GmbH
Büro für Gestaltung
Wiesbaden

Composition · Printing

Universitätsdruckerei H. Schmidt
GmbH & Co. KG
Mainz

1-115/04 2,350

LRP Landesbank Rheinland-Pfalz

Landesbank Rheinland-Pfalz
- Girozentrale -

Grosse Bleiche 54-56
D-55098 Mainz
Germany
Tel (+49 6131) 13-01
Fax (+49 6131) 13-27 24
Email: LRP@LRP.de
www.lrp.de

Landesbank Rheinland-Pfalz

future.